HellerEhrman

March 16, 2004

Heller Ehrman White & McAuliffe
Solicitors and International Lawyers
海陸國際律師事務所
Simon Luk
Managing Partner, Hong Kong
Chairman, China Practice
sluk@hewm.com
Direct 2292 2222
Direct Fax 2292 2200
Main 852.2292.2000
Fax 852.2292.2200

The Office of International Corporate
Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.

Ladies and Gentlemen:

SEC FILE NO. 82-5146

Re: Vodatel Networks Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
<u>under the Securities Exchange Act</u>

On behalf of Vodatel Networks Holdings Limited (the "Company"), S.E.C. File No. 82-5146, the enclosed copies of documents, are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's Interim Report 2004, dated February 13, 2004;

(2) The Company's announcement of the unaudited consolidated interim results for the six months ended December 31, 2003, dated February 13, 2004, published (in both English and Chinese language) in the Company's public website;

(3) The Company's notice of board of directors' meeting, dated January 30, 2004, published (in both English and Chinese language) in the Company's public website;

(4) The Company's announcement of election of exercising of the put option relating to proposal for the separate listing of MegaInfo Holdings Limited on the Growth Enterprise Market of the Stock Exchange of Hong Kong Limited involving a distribution of shares in MegaInfo Holdings Limited to shareholders of Vodatel Networks Holdings Limited, dated January 14, 2004, published (in both English and Chinese language) in the Company's public website;

(5) The Company's announcement of despatch of circular in respect of the proposal for the separate listing of MegaInfo Holdings Limited on the Growth Enterprise Market of the Stock Exchange of Hong Kong Limited involving a distribution of shares in MegaInfo Holdings Limited to shareholders of Vodatel Networks Holdings Limited, dated December 31, 2003, published (in both English and Chinese language) in the Company's public website;

(6) The Company's clarification announcement, dated December 22, 2003, published (in both English and Chinese language) in the Company's public website;

(7) The Company's announcement of proposal for the separate listing of MegaInfo Holdings Limited on the Growth Enterprise Market of the Stock Exchange of Hong Kong Limited involving a distribution of shares in MegaInfo Holdings Limited to shareholders of Vodatel Networks Holdings Limited, dated December 19, 2003, published (in both English and Chinese language) in the Company's public website;

(8) The Company's notice of board of directors' meeting and notice of closure of register of members, dated December 9, 2003, published (in both English and Chinese language) in the Company's public website;

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: Vodatel Networks Holdings Limited

VODATEL
愛達利

中期業績報告 2004
Interim Report

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast further profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board of the Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the internet website operated by the Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

The Exchange takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

This document, for which the directors of Vodatel Networks Holdings Limited collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on GEM of the Exchange ("GEM Listing Rules") for the purpose of giving information with regard to Vodatel Networks Holdings Limited. The directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this document is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this document misleading; and (3) all opinions expressed in this document have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

BUSINESS AND FINANCIAL HIGHLIGHTS FOR THE THREE-MONTH PERIOD ENDED 31ST DECEMBER 2003

- Witnessed and experienced a gradual recovery to our core data networking business with turnover of HK$101.4 million and net profit of HK$2.6 million
- Payment of an interim dividend of HK0.5 cent, with dividend yield of 1.2%
- Secured an aggregate of HK$2.8 million service contracts by our technical support team
- MegaInfo Holdings Limited successfully listed on GEM, raising net proceeds of approximately HK$23 million

INTERIM RESULTS

On behalf of the Board of the Directors ("Board") of Vodatel Networks Holdings Limited ("Company"), I am pleased to present the unaudited consolidated results of the Company and its subsidiaries (collectively, the "Group") for the three months ("Three-Month Period") and six months ("Six-Month Period") ended 31st December 2003 as follows:

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

		Three months ended 31st December		Six months ended 31st December	
		2003	2002	2003	2002
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
	Notes	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	2	101,370	197,067	185,085	283,960
Cost of sales		(79,034)	(149,420)	(143,526)	(213,387)
Gross profit		22,336	47,647	41,559	70,573
Other revenues		492	728	696	1,433
Selling and administrative expenses		(18,637)	(24,632)	(36,264)	(41,313)
Operating profit		4,191	23,743	5,991	30,693
Finance cost		(182)	(42)	(380)	(172)
Share of losses of associated companies		(317)	(465)	(593)	(740)
Profit before taxation		3,692	23,236	5,018	29,781
Taxation	4	(581)	(3,675)	(790)	(4,707)
Profit after taxation		3,111	19,561	4,228	25,074
Minority interests		(491)	497	(906)	683
Profit attributable to shareholders		2,620	20,058	3,322	25,757
Dividends	5	6,413	6,080	6,413	6,080
Earnings per share *(HK cents)*	6				
— Basic		0.4	3.3	0.5	4.2
— Diluted		0.4	3.3	0.5	4.2

CONDENSED CONSOLIDATED BALANCE SHEET

AT 31st DECEMBER 2003

	Notes	As at 31st December 2003 (unaudited) HK$'000	As at 30th June 2003 HK$'000
Intangible assets		12,101	1,302
Perpetual exclusive licence of a software		11,000	—
Fixed assets		7,496	6,666
Investments in associated companies		4,494	5,257
Deposit on acquisition of subsidiaries		—	8,227
Non-trading securities		36,629	11,668
Current assets			
Inventories		130,575	139,573
Trade and bills receivables	7	197,421	138,048
Other receivables, deposits and prepayments		16,922	17,495
Bank balances and cash		103,637	163,586
		448,555	458,702
Current liabilities			
Trade and bills payables	8	69,504	49,139
Other payables and accruals		22,671	24,215
Convertible bonds		9,725	9,725
Taxation payable		52,687	52,728
Dividend payable	5(a)	3,344	—
Short-term bank loans, unsecured		5,909	9,346
		163,840	145,153
Net current assets		284,715	313,549
Total assets less current liabilities		356,435	346,669
Financed by:			
Share capital	9	61,382	61,382
Reserves	10	283,137	276,003
Proposed dividends	10	3,069	3,069
Shareholders' funds		347,588	340,454
Minority interests		8,847	6,215
		356,435	346,669

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	For the six months ended 31st December 2003 (unaudited) *HK$'000*	For the six months ended 31st December 2002 (unaudited) *HK$'000*
Net cash (outflow)/inflow from operating activities	(19,068)	5,866
Net cash outflow from investing activities	(37,444)	(5,864)
Net cash (outflow)/inflow from financing activities	(3,437)	12,150
(Decrease)/increase in cash and cash equivalents	(59,949)	12,152
Cash and cash equivalents at the beginning of the period	163,586	213,360
Cash and cash equivalents at the end of the period	103,637	225,512
Analysis of balances of cash and cash equivalents		
Bank balances and cash	103,637	225,512

CONDENSED STATEMENT OF CHANGES IN EQUITY

	For the six months ended 31st December 2003 (unaudited) *HK$'000*	For the six months ended 31st December 2002 (unaudited) *HK$'000*
Total equity balance at the beginning of the period	340,454	329,036
Surplus on revaluation of *non-trading securities*	8,340	—
Group reorganisation	1,934	—
Exchange differences arising on translation of accounts of overseas subsidiaries and an associated company	(49)	(32)
Net gains and losses not recognised in the consolidated profit and loss account	10,225	(32)
	350,679	329,004
Profit attributable to shareholders	3,322	25,757
2001/2002 Final dividend paid	—	(6,080)
2002/2003 Final dividend paid	(3,069)	—
Special interim dividend	(3,344)	—
Total equity balance at the end of the period	347,588	348,681

NOTES TO THE ACCOUNTS

1. **Summary of principal accounting policies**

The condensed consolidated interim financial statements have been prepared in accordance with Statement of Standard Accounting Practice ("SSAP") No.2.125 "Interim financial reporting" issued by the Hong Kong Society of Accountants ("HKSA").

In the current period, the Group adopted SSAP No. 2.112 (revised) "Income taxes" issued by the HKSA which are effective for accounting periods commencing on or after 1st January 2003. Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise from depreciation on fixed assets, revaluations of certain non-current assets and of investments, provisions for pensions and other post retirement benefits and tax losses carried forward and, in relation to acquisitions, on the difference between the fair values of the net assets acquired and their tax base. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

In prior year, deferred taxation was accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset was expected to be payable or recoverable in the foreseeable future. The adoption of SSAP No. 2.112 (revised) had no material impact on the preparation of the accounts.

Except for the adoption of SSAP No.2.112 (revised) as mentioned in the previous paragraphs, the accounting policies in the preparation of these interim accounts are consistent with those used in the annual accounts for the year ended 30th June 2003.

2. Segment information

Business segments

An analysis of the turnover and results of the Group for the period by business segments is as follows:

	Six months ended 31st December 2003			Six months ended 31st December 2002		
	Design, sale and implementation of data networking systems and provision of related engineering services	Sale of goods	Group	Design, sale and implementation of data networking systems and provision of related engineering services	Sale of goods	Group
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	154,047	31,038	185,085	232,132	51,828	283,960
Segment results	8,806	3,257	12,063	27,927	10,170	38,097
Unallocated income			696			1,433
Unallocated cost			(6,768)			(8,837)
Operating profit			5,991			30,693
Finance cost			(380)			(172)
Share of losses of associated companies			(593)			(740)
Profit before taxation			5,018			29,781
Taxation			(790)			(4,707)
Profit after taxation			4,228			25,074
Minority interests			(906)			683
Profit attributable to shareholders			3,322			25,757

There are no significant sales or other transactions between the business segments.

3. **Depreciation**

During the period, depreciation of HK$1.5 million (2002: HK$1.3 million) was charged in respect of the fixed assets of the Group.

4. **Taxation**

No provision for Hong Kong profits tax has been made in the accounts as the Group does not have any estimated assessable Hong Kong profits for the periods under review.

Macau complimentary profits tax has been calculated at 15.75% on the estimated assessable profits of group companies operating in Macau for the periods under review.

The profits tax in mainland China has been calculated at 33% on the estimated assessable profits of group companies operating in mainland China.

The amount of taxation charged to the consolidated profit and loss account represents:

	Three months ended 31st December		**Six months ended 31st December**	
	2003	**2002**	**2003**	**2002**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Hong Kong profits tax	—	—	—	—
Macau complimentary profits tax	395	3,675	469	4,707
Mainland China profits tax	186	—	321	—
	581	3,675	790	4,707

There was no material unprovided deferred taxation for the period (2002: Nil).

5. **Dividends**

	Three months ended 31st December		**Six months ended 31st December**	
	2003	**2002**	**2003**	**2002**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Special interim dividend *(note (a))*	3,344	—	3,344	—
Interim, proposed for 2003/2004, of HK$0.005 (2002/2003: HK$0.01) per ordinary share *(note (b))*	3,069	6,080	3,069	6,080
	6,413	6,080	6,413	6,080

Notes:

(a) On 19th December 2003, the Board approved the payment of a special interim dividend as part of the proposal for the spin-off of MegaInfo Holdings Limited ("MegaInfo") by way of a distribution in specie in respect of an aggregate of 13,375,000 ordinary shares of nominal value HK$0.01 each in the capital of MegaInfo ("MegaInfo Shares") to the registered holders of the ordinary shares of the Company, such that one MegaInfo Share for every 46 ordinary shares of the Company in issue.

(b) The Board have determined that an interim dividend of HK0.5 cent per share (2002: HK1.0 cent per share) should be paid to shareholders of the Company whose names appear in the Register of Members on 5th March 2004.

6. **Earnings per share**

The calculation of the basic and diluted earnings per share is based on the following data:

	Three months ended 31st December		**Six months ended 31st December**	
	2003	**2002**	**2003**	**2002**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Earnings				
Earnings for the purpose of basic earnings per share	2,620	20,058	3,322	25,757
Effect of dilutive potential ordinary shares:				
Interest on convertible bonds	46	110	93	219
Earnings for the purpose of diluted earnings per share	2,666	20,168	3,415	25,976
	'000	*'000*	*'000*	*'000*
Number of shares				
Weighted average number of ordinary shares for the purpose of basic earnings per share	613,819	607,984	613,819	607,984
Effect of dilutive potential ordinary shares:				
Convertible bonds	4,863	10,658	4,863	10,658
Weighted average number of ordinary shares for the purpose of diluted earnings per share	618,682	618,642	618,682	618,642

7. **Trade and bills receivables**

At 31st December 2003, the ageing analysis of the trade and bills receivables were as follows:

	As at 31st December 2003 HK$'000	As at 30th June 2003 HK$'000
0-3 months	77,994	42,985
4-6 months	25,175	19,479
7-12 months	23,640	54,437
Over 12 months	90,087	43,089
	216,896	159,990
Less: provision	(19,475)	(21,942)
	197,421	138,048

The credit terms granted to customers vary and are generally the result of negotiations between the individual customers and the Group. Customers are generally required to pay at various intervals over the life of the projects.

8. **Trade and bills payables**

At 31st December 2003, the ageing analysis of the trade and bills payables were as follows:

	As at 31st December 2003 HK$'000	As at 30th June 2003 HK$'000
0-3 months	44,372	39,129
4-6 months	7,539	2,536
7-12 months	17,229	1,729
Over 12 months	364	5,745
	69,504	49,139

9. **Share capital**

	Ordinary shares of HK$0.10 each	
	No. of shares	*HK$'000*
Authorised		
At 31st December 2003 and 30th June 2003	2,000,000,000	200,000
Issued and fully paid		
At 31st December 2003 and 30th June 2003	613,819,000	61,382

10. Reserves

	Share premium HK$'000	Capital redemption reserve HK$'000	Investment revaluation reserve HK$'000	Merger reserve HK$'000	Exchange reserve HK$'000	Statutory reserve HK$'000	Retained earnings HK$'000	Total HK$'000
At 1st July 2003	97,676	702	(4,158)	35,549	108	49	149,146	279,072
Surplus on revaluation of non-trading securities	—	—	8,340	—	—	—	—	8,340
Exchange differences arising on translation of accounts of overseas subsidiaries	—	—	—	—	(49)	—	—	(49)
Group reorganisation	—	—	—	1,934	—	—	—	1,934
Profit attributable to shareholders	—	—	—	—	—	—	3,322	3,322
2002/2003 Final dividend paid	—	—	—	—	—	—	(3,069)	(3,069)
Special interim dividend	—	—	—	—	—	—	(3,344)	(3,344)
At 31st December 2003	97,676	702	4,182	37,483	59	49	146,055	286,206
Representing:								
2003/2004 Interim dividend proposed								3,069
Reserves at 31st December 2003								283,137
								286,206

	Share premium HK$'000	Capital redemption reserve HK$'000	Investment revaluation reserve HK$'000	Merger reserve HK$'000	Exchange reserve HK$'000	Retained earnings HK$'000	Total HK$'000
At 1st July 2002	86,590	702	(2,372)	35,549	(10)	147,779	268,238
Exchange differences arising on translation of accounts of overseas subsidiaries	—	—	—	—	(32)	—	(32)
Profit attributable to shareholders	—	—	—	—	—	25,757	25,757
2001/2002 Final dividend paid	—	—	—	—	—	(3,040)	(3,040)
At 31st December 2002	86,590	702	(2,372)	35,549	(42)	170,496	290,923

11. **Related party transactions**

Significant related party transactions, which were carried out in the normal course of the business of the Group are as follows:

	Three months ended 31st December		Six months ended 31st December	
	2003	**2002**	**2003**	**2002**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Sales of goods to Zetronic Comunicações Lda *(Note (a))*	—	17	15	34
Rental charges payable to a director of the Company *(Note (b))*	192	192	384	294

(a) Zetronic Comunicações Lda is a company incorporated in Macau and owned by Mr. José Manuel dos Santos. In the opinion of the directors of the Company, the transactions were carried out in the ordinary course of business of the Group and on normal commercial terms.

(b) The Group leased its Macau office premises from Mr. José Manuel dos Santos at a monthly rental of approximately HK$5,000 commencing from 1st October 1999 up to 2nd August 2002 and HK$38,000 commencing from 16th September 2002. In addition, the Group also leased its Guangzhou office premises from Mr. José Manuel dos Santos at a monthly rental of approximately HK$26,000 commencing from 1st February 2002.

Capital commitments and significant investments

As at 31st December 2003, the Group did not have any significant capital commitments and significant investments.

Material acquisitions and disposals

The Group had no material acquisitions or disposals during the reporting period, other than the acquisition of 100% shareholding in Power Express (Macau) Limited and PE Research and Development Limited for a consideration of HK$8,227,000.

Employee information

As at 31st December 2003, the Group had 210 employees spreading in Hong Kong, Macau and mainland China. Total remuneration of all employees amounted to HK$13.9 million.

The remuneration and bonus policies of the Group are basically determined by the performance of individual employees.

The Group had adopted a share option scheme whereby certain employees of the Group may be granted options to acquire shares.

The Group also provides various training programs and product orientation for the technical employees and marketing employees so as to improve their overall qualification and to continuously keep them abreast of industry changes.

Charges on group assets

As at 31st December 2003, the Group did not have any charges on group assets.

Details of future plans for material investments or capital assets

The Company is now evaluating the market of the provision of interactive voice response systems and short message services and may deploy certain resources for investments in the area should appropriate investment opportunities arise. Save as disclosed above, the directors do not have any future plans for material investments or capital assets.

Foreign exchange exposure

The Group mainly earns revenue and incurs cost in Hong Kong dollars, Macau patacas, US dollars and Renminbi. The directors consider that the impact of foreign exchange exposure of the Group is minimal.

Contingent liabilities

As at 31st December 2003, the Group did not have any contingent liabilities.

REVIEW OF BUSINESS ACTIVITIES

Core Business — Data Networks Infrastructure

Although the structural changes of the telecommunications industry in the People's Republic of China ("PRC") has gradually settled and we have witnessed a steady pickup of business activities in the upgrade and expansion of public data networks, Year 2003 has, as per our anticipation, remained a challenging year for telecommunications players. During the Three-Month Period, turnover from our core data networking business gradually picked up as compared to turnover for the previous three quarters during Year 2003. During the period in study, among the contracts secured, we have again been awarded a HK$21.0 million contract from Guangdong China Telecom for the expansion of the integrated data networks in the Guangdong Province. With this contract, we have been continuously supporting Guangdong China Telecom for their provincial public data networks for over 10 years. In addition, we have been awarded a HK$12.8 million contract from Hebei China Netcom, a HK$16.0 million contract from Henan China Netcom, a HK$5.0 million contract from Liaoning China Netcom and a HK$3.9 million contract from Anhui Educational Bureau.

Our most valuable asset, that is, our premium installed customer base comprising of major and reputable telecommunications service providers in the PRC, continued to allow us to leverage our business growth. Capitalising on our strong relationship with our carrier customers, we have been cross selling and promoting our Operation Support System ("OSS") researched and developed by our subsidiary in Shanghai, TideStone, to our installed customer base. Subsequent to securing a contract from Guangdong China Telecom, we have been actively promoting OSS to our existing customers, including Chongqing China Telecom and Hainan China Telecom, and new telecommunications service providers including Fujian China Telecom and Yunnan China Telecom. To strengthen our competitiveness, we have been enhancing and upgrading our OSS to expand the list of equipment from international vendors that can be managed so as to allow telecommunications service providers to efficiently and effectively manage their data networks connected by equipment from multi-vendors by deploying a single OSS. We are currently enhancing our OSS to manage data networks built from equipment of six international equipment vendors, including networking equipments from Alcatel, Nortel, Lucent, Juniper, Cisco and Riverstone.

Value-Added Services — Technical Support Services

The investment made into our technical support team began to reap us rewards. In addition to delivering quality front-line services support to our existing installed customer base in 20 provinces, municipalities and autonomous regions in the PRC, another major objective of investing and building a strong technical support team with solid knowledge on product, technology and network maintenance and creating nationwide presence is to well position Vodatel to be a leading provider of technical support services for local and foreign telecommunications service providers and equipment vendors. During the Three-Month Period, we have successfully secured an aggregate of HK$2.8 million service contracts from customers including local telecommunications service providers and international equipment vendors.

Spin-Off Entity — MegaInfo

MegaInfo, the enterprise arm of the Group, has successfully been listed on GEM on 19th January 2004. This spun-off entity, which focuses principally on the provision of enterprise solutions with an initial focus on the digital imaging management solutions, VodaImage and VodaMax, successfully raised net proceeds of approximately HK$23 million (net of listing expenses). These net proceeds will be used for (i) expansion of the research and development team of MegaInfo for product development and enhancement; (ii) business development and expansion of marketing team and geographical coverage; (iii) development of collaboration arrangement with universities and software companies; and (iv) acquisition of a software company to complement the future growth of the MegaInfo Group. The separate listing of MegaInfo is expected to enhance availability of resources and allow a separate and independent management team to principally focus on the future development and businesses expansion of the business of MegaInfo.

Internal reorganisation to realign the business activities of the Group

During the current fiscal year, we have commenced an internal reorganisation to realign Vodetel under the following business activities, namely:

Data networks infrastructure construction — Our core business, with business expansion through enhancement of product offerings, broadening of our customer base, and extension of geographical coverage in the PRC and the Asia Pacific Region; and

Provision of enterprise solutions — Conducted through MegaInfo, an entity which we span off and listed on GEM in the current financial year, which will focus on offering a spectrum of enterprise solutions to customers in selected vertical markets under the series of branded applications of MegaInfo; and

Provision of value-added services in the voice domain — To diversify into the provision of value-added services business in the voice domain, for example, interactive voice response system via mobile or fixed-line and short message services, allowing Vodatel to expand into the voice domain of the telecommunications industry while strengthening the revenue base through the creation of a stable and recurring monthly stream of revenue.

REVIEW OF OPERATING RESULTS

Turnover and Profitability

As anticipated, Year 2003 has continued to be a challenging year. Although under the adverse effect from the restructuring of the telecommunications industry and focus of capital expenditures of our major customers, China Telecom and China Netcom, outside the domain of the Group, turnover of the Group for the Three-Month Period has gradually recovered. Turnover for the Three-Month Period, amounted to HK$101.4 million, although representing a decrease of 48.6% over the same preceding period (three months ended 31st December 2002), turnover generated for the Six-Month Period experienced an encouraging increase of 76.6% over the turnover generated from the six months from 1st January to 30th June 2003. In addition to experiencing steady recovery to our core business activities, we have also witnessed pressure on net margins to stablise with gross profit margin from our core business, which involved the design and implementation of data networking systems and the provision of related engineering services, to maintain at 21.4%.

While we experienced a gradual recovery in our core business, we have continued to report an increase in our selling and administrative expenses for the Three-Month Period to HK$18.6 million, reducing our net profit to HK$2.6 million for the Three-Month Period. The increase in selling and administrative expenses has been attributable to the following:

— HK$1.1 million incurred from raising the US$15 million term loan to accommodate the expansion and acquisition plans of the Group;

— HK$1.6 million incurred by MegaInfo from additional headcounts to expand and strengthen its marketing and research and development teams;

— HK$0.5 million incurred by TideStone Software (Shanghai) Corporation Limited ("TideStone"). We are currently in the process of installing and implementing the OSS for Guangdong China Telecom, a contract awarded to us during September 2003, and we expect the revenue in relation to the sale of the software to be recognized during the fourth quarter of our fiscal year ended 30th June 2004; and

— HK$0.7 million incurred from additional headcounts to our Macau project team to cope with increased business activities from the gaming operators. As at 13th February 2004, orders on hand secured from a gaming operator in Macau amounted to over HK$30 million.

Capital structure, liquidity and financial resources

The Group continued to maintain a healthy financial and capital structure with minimal bank borrowings. As at 31st December 2003, outstanding debt on our books included US$1.25 million (HK$9.7 million) of the 1.90875% convertible bonds issued to Riverstone Networks, Inc., which will mature on 28th February 2004, and RMB6.3 million of short-term loans raised to facilitate the operating activities of our subsidiary in the PRC. The gearing ratio (total borrowings/shareholders' funds) of the Group stood at a comfortable level of 4.4%, with net assets per share maintained at HK$0.58. Cash on hand amounted to HK$103.6 million, with HK$18.1 million of accounts receivables received as at today.

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY ASSOCIATED CORPORATIONS

At 31st December 2003, the interests and short positions of the directors and chief executive of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")), as recorded in the register maintained by the Company under section 352 of the SFO or as otherwise notified to the Company were as follows:

1. **Interests in shares, underlying shares and debentures of the Company**

	Number of ordinary shares/ underlying shares held			
	Personal interests	Corporate interests	Total	Percentage of shareholding
Mr. José Manuel dos Santos	600,000 *(note (a))*	293,388,000 *(note (e))*	293,988,000	47.89%
Mr. Yim Hong	8,257,500 *(note (b))*	—	8,257,500	1.35%
Mr. Kuan Kin Man	13,162,500 *(note (c))*	—	13,162,500	2.14%
Ms. Monica Maria Nunes	3,352,500 *(note (d))*	—	3,352,500	0.55%

Notes:

(a) The personal interest of Mr. José Manuel dos Santos comprises 600,000 underlying shares in respect of share options granted by the Company to him, the details of which are stated in the section headed "Share Options". The aforesaid interest is held by Mr. José Manuel dos Santos as beneficial owner.

(b) The personal interest of Mr. Yim Hong comprises 7,357,500 shares and 900,000 underlying shares in respect of share options granted by the Company to him, the details of which are stated in the section headed "Share Options". The aforesaid interest is held by Mr. Yim Hong as beneficial owner.

(c) The personal interest of Mr. Kuan Kin Man comprises 12,262,500 shares and 900,000 underlying shares in respect of share options granted by the Company to him, the details of which are stated in the section headed "Share Options". The aforesaid interest is held by Mr. Kuan Kin Man as beneficial owner.

(d) The personal interest of Ms. Monica Maria Nunes comprises 2,452,500 shares and 900,000 underlying shares in respect of share options granted by the Company to her, the details of which are stated in the section headed "Share Options". The aforesaid interest is held by Ms. Monica Maria Nunes as beneficial owner.

(e) These shares are held in the name of Eve Resources Limited. The entire issued share capital in Eve Resources Limited is in turn held by Lois Resources Limited, a company wholly-owned by Mr. José Manuel dos Santos, as trustee of a discretionary family trust.

2. **Interests in the shares and underlying shares of the associated corporations of the Company**

MegaInfo

	Number of underlying ordinary shares of nominal value HK$0.01 each in the capital of MegaInfo held			
	Personal interests	Corporate interests	Total	Percentage of shareholding
Mr. José Manuel dos Santos	—	346,385,369	346,385,369	2,664.50%
Mr. Yim Hong	160,318 *(note (f))*	—	160,318	1.23%
Mr. Kuan Kin Man	267,197 *(note (f))*	—	267,197	2.06%
Ms. Monica Maria Nunes	53,428 *(note (f))*	—	53,428	0.41%

(f) On 19th December 2003, the Board conditionally approved the payment of a special interim dividend as part of the proposal for the spin-off of MegaInfo by way of a distribution in specie in respect of an aggregate of 13,375,000 MegaInfo Shares to the registered holders of the ordinary shares of the Company whose names appeared in the register of members of the Company on 31st December 2003 pro rata to their proportionate shareholdings on that date.

All other associated corporations

Since Mr. José Manuel dos Santos is beneficially interested in more than one-third of the issued share capital of the Company, he is deemed to be interested in the issued shares of all the other associated corporations of the Company.

3. **Short positions in the underlying shares of the Company**

Options were granted by the Company under a share option scheme over an aggregate of 17,138,000 underlying shares in the Company, the details of which are stated in the section headed "Share Options". In February 2002, the Company issued a total of US$3,500,000 convertible bonds to a supplier of the Group. The convertible bonds comprised of three tranches. The first two tranches were exercised or redeemed. As at 31st December 2003, the third tranche has remained outstanding. The right of conversion attaching to the third tranche of the convertible bond, if exercised, would entitle its holder to be issued approximately 4,862,500 additional oridnary shares of the Company.

The aggregate of the 22,000,500 underlying shares in respect of the outstanding share options and the convertible bond represented approximately 3.58% of the issued share capital of the Company as at 31st December 2003.

Since Mr. José Manuel dos Santos was interested in more than one-third of the issued share capital of the Company as at 31 December 2003, he was deemed to have a short position in the 22,000,500 underlying shares.

4. **Short positions in the underlying shares of the associated corporations of the Company**

As mentioned in note (f) above and subject to the satisfaction of the conditions of the placing of the MegaInfo Shares in connection with the listing of MegaInfo Shares on GEM, MegaInfo would issue an aggregate of 13,375,000 MegaInfo Shares to the registered holders of the ordinary shares of the Company. The Company had granted an option to its shareholders, other than Eve Resources Limited which is wholly-owned by Lois Resources Limited, a company wholly-owned by Mr. José Manuel dos Santos as trustee of a disrectionary trust, who on 31st December 2003 had addresses on the register of members of the Company in Hong Kong to sell such entitlements to the MegaInfo Shares under the Placing (as defined in the prospectus of MegaInfo dated 31st December 2003). Mr. José Manuel dos Santos was deemed to have a short position in the 6,982,131 underlying MegaInfo Shares to be subject to the put option granted by the Company, which represented 53.71% of the issued share capital of MegaInfo.

Save as disclosed above, no directors had any interest or short position in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Exchange pursuant to the Model Code for Securities Transaction by Directors of Listed Companies.

SUBSTANTIAL SHAREHOLDERS' INTERESTS AND SHORT POSITIONS IN THE SHARES AND UNDERLYING SHARES OF THE COMPANY

At 31st December 2003, the register of substantial shareholders maintained under Section 336 of the SFO shows that the Company had been notified of the following substantial shareholders' interests, being 5% or more of the issued share capital of the Company and/or short position:

Name of shareholder	Long position/Short position	Number of ordinary shares	No. of underlying shares	Percentage of shareholding
Eve Resources Limited	Long position	293,388,000	—	47.80%
	Short position	—	22,000,500	3.58%
Lois Resources Limited	Long position	293,388,000	—	47.80%
	Short position	—	22,000,500	3.58%
Lei Hon Kin	Long position	293,988,000	—	47.89%
	Short position	—	22,000,500	3.58%

The entire issued share capital in Eve Resources Limited is in turn held by Lois Resources Limited, a company wholly-owned by Mr. José Manuel dos Santos, whose interests in the shares of the company are disclosed in the section headed "Directors' interests and short positions in shares and underlying shares of the Company or any associated corporations".

Save as disclosed above, at 31st December 2003, the register of substantial shareholders maintained under Section 336 of the SFO shows that the Company had not been notified of any substantial shareholders' interests and short positions, being 5% or more of the issued share capital of the Company, other than those of the directors as disclosed in the section headed "Directors' interests and short positions in shares, underlying shares and debentures of the Company or any associated corporations".

LOAN AGREEMENTS WITH COVENANTS RELATING TO SPECIFIC PERFORMANCE BY THE CONTROLLING SHAREHOLDERS

On 26th September 2003, Vodatel Holdings Limited ("VHL"), a wholly owned subsidiary of the Company incorporated in the British Virgin Islands with limited liability, entered into a loan facility agreement ("Agreement") with Banco Comercial de Macau S.A., CITIC Ka Wah Bank Limited, HSH Nordbank AG, Hong Kong Branch, Industrial and Commercial Bank of China (Asia) Limited (collectively known as the "Lenders") and Standard Chartered Bank ("Agent") for a term loan facility of US$15,000,000. The purpose of the loan is for general corporate purposes and for general working capital. VHL may only drawdown

the loan between the period commencing on and including the date of the Agreement and ending on the date 6 months thereafter. VHL shall repay the loan drawn down by 4 consecutive equal semi-annual instalments commencing on the date 18 months after the date of the Agreement. Notwithstanding the above, all outstanding amount under the Agreement shall be repaid on the date 36 months after the date of the Agreement.

The Company also executed the deed of guarantee and indemnity ("Guarantee") in favour of the Agent and the Lenders on 26th September 2003 in respect of the obligations of VHL under the Agreement.

Under the GEM Listing Rules, the Company is required to make a disclosure where the Company or any of its subsidiaries enters into other agreements that include a condition imposing specific performance obligations on any controlling shareholder and breach of such obligation will cause a default in respect of the loan that is significant to the operations of the Company. Under the Guarantee and the Agreement, the Company and VHL undertake with the Agent and each of the Lenders that each of them shall procure that:

(i) the trustee of the existing trust whereby the family members of Mr. José Manuel dos Santos are the discretionay objects and which assets include a controlling stake of 47.80% of the issued share capital of the Company ("Santos' Family Trust") (being the controlling shareholder (as defined in the GEM Listing Rules) of the Company) shall at all times have as its trust assets, directly or indirectly, not less than 35% of each class of the issued voting share capital in the Company and that the service agreement between Mr. José Manuel dos Santos and the Company dated 12th August 2002 (then renewed on 10th February 2004) is not amended or terminated without the prior written consent of the Agent; and

(ii) the Santos' Family Trust shall not (whether by a single transaction or a number of related or unrelated transactions and whether at the same time or over a period of time) voluntarily dispose of more than 5% of its shareholdings in the Company without the prior written consent of the Lenders, the aggregate of whose participants exceeds $66\frac{2}{3}\%$ of the loan or if no advances have been made or are outstanding the aggregate of whose commitment exceed $66\frac{2}{3}\%$ of the undrawn balance of the commitment (such consent not to be unreasonably withheld or delayed).

In default of the above undertaking, the Agent may declare all obligations under the Agreement to be immediately due and payable.

This section is made pursuant to rule 17.20 of the GEM Listing Rules.

SHARE OPTIONS

The Company adopted a new share option scheme ("Scheme") at a Special General Meeting held on 5th November 2002.

On 30th June 2003, under the Scheme, 3,300,000 share options were granted to the directors of the Company and 13,838,000 share options were granted to the employees of the Group. The exercise price is HK$0.42. Details of number of share options granted to each director are stated in the section headed "Directors' interests and short positions in shares, underlying shares and debentures of the Company or any associated corporations". None of the share options granted had been exercised as at 31st December 2003.

Options may be exercised in a period of 3 years commencing on the date on which the option is granted and accepted by the grantee, and expiring on 4th November 2012, whichever is the earlier.

COMPETING INTERESTS

None of the directors or the management shareholders of the Company (as defined in the GEM Listing Rules) had an interest in a business, which competes or may compete with the business of the Group.

BOARD PRACTICES AND PROCEDURES

The Company has complied with Board Practices and Procedures as set out in rules 5.28 to 5.39 to the GEM Listing Rules since listed on GEM of the Exchange.

AUDIT COMMITTEE

The Company established an audit committee on 10th February 2000 with written terms of reference in compliance with Rules 5.23 and 5.24 of the GEM Listing Rules. The audit committee has three members comprising Mr. José Manuel dos Santos, who is the Chairman of the Company, and the two independent non-executive directors, Mr. Chui Sai Cheong and Mr. Lo King Chiu Charles.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the Three-Month Period and the Six-Month Period, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the listed securities of the Company.

By order of the Board
Vodatel Networks Holdings Limited
José Manuel dos Santos
Chairman

Hong Kong, 13th February 2004

香港聯合交易所有限公司(「聯交所」)創業板的特色

創業板乃為帶有高投資風險的公司提供一個上市的市場。尤其在創業板上市的公司無須有過往溢利記錄，亦無須預測未來溢利。此外，在創業板上市的公司可因其新興性質及該等公司經營業務的行業或國家而帶有風險。有意投資的人士應了解投資於該等公司的潛在風險，並應經過審慎周詳的考慮後方作出投資決定。創業板的較高風險及其他特色表示創業板較適合專業及其他資深投資者。

由於創業板上市公司新興的性質所然，在創業板買賣的證券可能會較於主板買賣之證券承受較大的市場波動風險，同時無法保證在創業板買賣的證券會有高流通量的市場。

創業板所發佈的資料的主要方法為在聯交所為創業板而設的互聯網網頁刊登。上市公司無須在憲報指定報章刊登付款公佈披露資料。因此，有意投資的人士應注意彼等能閱覽創業板網頁，以便取得創業板上市發行人的最新資料。

聯交所對本文件的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本文件全部或任何部分內容而產生或因倚賴該等內容而引致的任何損失承擔任何責任。

本文件(愛達利網絡控股有限公司各董事願共同及個別對此負全責)乃遵照聯交所《創業板證券上市規則》(「創業板上市規則」)的規定而提供有關愛達利網絡控股有限公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：(1)本文件所載資料在各重大方面均屬準確及完整，且無誤導成分；(2)並無遺漏任何其他事實致使本文件所載任何內容產生誤導；及(3)本文件內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準和假設為依據。

截至二〇〇三年十二月三十一日止三個月期間的業務及財務摘要

- 集團的核心數據網絡業務出現及經歷逐漸復甦，營業額達101,400,000港元，而純利則達2,600,000港元

- 支付中期股息0.5港仙，股息率達1.2%

- 集團的技術支援隊伍取得總值2,800,000港元的服務合約

- 萬佳訊控股有限公司在創業板成功上市，籌集所得款項淨額約23,000,000港元

中期業績

本人謹代表愛達利網絡控股有限公司(「本公司」)的董事會，欣然提呈本公司及其附屬公司(統稱「本集團」)截至二〇〇三年十二月三十一日止三個月(「三個月期間」)及六個月(「六個月期間」)的未經審核綜合業績如下：

簡明綜合損益表

		截至十二月三十一日止三個月		截至十二月三十一日止六個月	
		二〇〇三年 (未經審核)	二〇〇二年 (未經審核)	二〇〇三年 (未經審核)	二〇〇二年 (未經審核)
	附註	*千港元*	*千港元*	*千港元*	*千港元*
營業額	2	101,370	197,067	185,085	283,960
銷售成本		(79,034)	(149,420)	(143,526)	(213,387)
毛利		22,336	47,647	41,559	70,573
其他收益		492	728	696	1,433
銷售及行政開支		(18,637)	(24,632)	(36,264)	(41,313)
經營溢利		4,191	23,743	5,991	30,693
財務成本		(182)	(42)	(380)	(172)
應佔聯營公司虧損		(317)	(465)	(593)	(740)
除税前溢利		3,692	23,236	5,018	29,781
税項	4	(581)	(3,675)	(790)	(4,707)
除税後溢利		3,111	19,561	4,228	25,074
少數股東權益		(491)	497	(906)	683
股東應佔溢利		2,620	20,058	3,322	25,757
股息	5	6,413	6,080	6,413	6,080
每股盈利*(港仙)*	6				
—基本		0.4	3.3	0.5	4.2
—攤薄		0.4	3.3	0.5	4.2

簡明綜合資產負債表

於二〇〇三年十二月三十一日

	附註	於二〇〇三年十二月三十一日 (未經審核) 千港元	於二〇〇三年六月三十日 千港元
無形資產		12,101	1,302
軟件永久獨家特許權		11,000	—
固定資產		7,496	6,666
於聯營公司的投資		4,494	5,257
收購附屬公司的按金		—	8,227
非買賣證券		36,629	11,668
流動資產			
存貨		130,575	139,573
應收貿易賬項及票據	7	197,421	138,048
其他應收款項、按金及預付款項		16,922	17,495
銀行結餘及現金		103,637	163,586
		448,555	458,702
流動負債			
應付貿易賬項及票據	8	69,504	49,139
其他應付款項及應計費用		22,671	24,215
可換股債券		9,725	9,725
應付税項		52,687	52,728
應付股息	5(a)	3,344	—
短期銀行貸款，無抵押		5,909	9,346
		163,840	145,153
流動資產淨值		284,715	313,549
總資產減流動負債		356,435	346,669
資金來源：			
股本	9	61,382	61,382
儲備	10	283,137	276,003
建議股息	10	3,069	3,069
股東權益		347,588	340,454
少數股東權益		8,847	6,215
		356,435	346,669

簡明綜合現金流量表

	截至二〇〇三年十二月三十一日止六個月（未經審核）千港元	截至二〇〇二年十二月三十一日止六個月（未經審核）千港元
經營業務的現金（流出）／流入淨額	(19,068)	5,866
投資業務的現金流出淨額	(37,444)	(5,864)
融資活動的現金（流出）／流入淨額	(3,437)	12,150
現金及現金等值項目（減少）／增加	(59,949)	12,152
期初的現金及現金等值項目	163,586	213,360
期終的現金及現金等值項目	103,637	225,512
現金及現金等值項目結餘的分析		
銀行結餘及現金	103,637	225,512

簡明權益變動報表

	截至二〇〇三年十二月三十一日止六個月（未經審核） *千港元*	截至二〇〇二年十二月三十一日止六個月（未經審核） *千港元*
期初股東權益結餘總額	340,454	329,036
重估非買賣證券盈餘	8,340	—
集團重組	1,934	—
因換算海外附屬公司及聯營公司賬目產生的滙兌差額	(49)	(32)
未於綜合損益賬確認的收益及虧損淨額	10,225	(32)
	350,679	329,004
股東應佔溢利	3,322	25,757
已付二〇〇一／二〇〇二年末期股息	—	(6,080)
已付二〇〇二／二〇〇三年末期股息	(3,069)	—
特別中期股息	(3,344)	—
期終股東權益結餘總額	347,588	348,681

賬目附註

1. 主要會計政策概要

簡明綜合中期財務報表乃按香港會計師公會發出的會計實務準則第2.125號「中期財務申報」編製。

於本期間，本集團採納由香港會計師公會發出的會計實務準則第2.112號(經修訂)「所得稅」，由二〇〇三年一月一日或之後的會計期間開始生效。遞延稅項採用負債法就資產與負債的稅基與它們在財務報表的賬面值兩者的暫時差異作全數撥備。主要的暫時差異乃就固定資產的折舊、重估若干非流動資產及投資、退休金撥備及其他承前退休後福利及稅項虧損所產生；以及，就有關收購事項，乃是所收購的資產淨值的公平值與其稅項基準的差異。遞延稅項採用在結算日前已頒佈或實質頒佈的稅率釐定。

遞延稅項資產乃就有可能將未來應課稅溢利與可動用的暫時差異抵銷而確認。

遞延稅項乃就附屬公司、聯營公司及合營企業產生的暫時差異而撥備，但假若可以控制暫時差異的撥回，並有可能在可預見未來不會撥回則除外。

往年度，遞延稅項乃因應就課稅而計算的盈利與賬目所示的盈利兩者間的時差，根據預期於可預見將來支付或可收回的負債及資產而按現行稅率計算。採納會計準則第2.112號(經修訂)對編製賬目並無重大影響。

誠如在上一段所述，除採納會計實務準則第2.112條(經修訂)外，編製中期賬目時所採用的會計政策與編製截至二〇〇三年六月三十日止年度的年度賬目所採用的會計政策一致。

2. 分類資料

業務分類

本集團期間的營業額及業績按業務分類的分析如下：

	截至二〇〇三年十二月三十一日止六個月			截至二〇〇二年十二月三十一日止六個月		
	數據網絡系統設計、銷售與開發及提供相關工程服務	貨品銷售	本集團	數據網絡系統設計、銷售與開發及提供相關工程服務	貨品銷售	本集團
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
營業額	154,047	31,038	185,085	232,132	51,828	283,960
分類業績	8,806	3,257	12,063	27,927	10,170	38,097
未分配收入			696			1,433
未分配開支			(6,768)			(8,837)
經營溢利			5,991			30,693
財務成本			(380)			(172)
應佔聯營公司虧損			(593)			(740)
除稅前溢利			5,018			29,781
稅項			(790)			(4,707)
除稅後溢利			4,228			25,074
少數股東權益			(906)			683
股東應佔溢利			3,322			25,757

各業務分部之間並無進行銷售或其他交易。

3. **折舊**

於本期間，本集團的固定資產的折舊為1,500,000港元(二〇〇二年：1,300,000港元)。

4. **稅項**

本集團於回顧期間並無香港估計應課稅溢利，故賬目並無就香港利得稅計提撥備。

澳門補充所得稅，是按回顧期間本集團在澳門經營的成員公司的估計應課稅溢利的15.75%計算。

中國大陸所得稅乃按於中國大陸經營的集團公司的估計應課稅溢利33%計算。

於綜合損益賬扣除的稅項金額為：

	截至十二月三十一日止三個月		截至十二月三十一日止六個月	
	二〇〇三年	二〇〇二年	二〇〇三年	二〇〇二年
	千港元	*千港元*	*千港元*	*千港元*
香港利得稅	—	—	—	—
澳門補充所得稅	395	3,675	469	4,707
中國大陸所得稅	186	—	321	—
	581	3,675	790	4,707

本期間並無任何重大未撥備遞延稅項(二〇〇二年：無)。

5. **股息**

	截至十二月三十一日止三個月		截至十二月三十一日止六個月	
	二〇〇三年	二〇〇二年	二〇〇三年	二〇〇二年
	千港元	*千港元*	*千港元*	*千港元*
特別中期股息 *(附註(a))*	3,344	—	3,344	—
就二〇〇三年／二〇〇四年建議的中期股息，每股普通股0.005港元(二〇〇二年／二〇〇三年：0.01港元) *(附註(b))*	3,069	6,080	3,069	6,080
	6,413	6,080	6,413	6,080

附註：

(a) 於二〇〇三年十二月十九日，董事會批准向本公司普通股的登記持有人派付特別中期股息，作為分拆萬佳訊控股有限公司*(「萬佳訊」)建議的一部份，分拆萬佳訊乃按實物分派萬佳訊股本中每股面值0.01港元的普通股(「萬佳訊股份」)合共13,375,000股的方式進行，以致每持有46股已發行本公司普通股可獲發一股萬佳訊股份。

(b) 董事會已決定向於二〇〇四年三月五日名列本公司股東名冊的股東派發每股0.5港仙(二〇〇二年：每股1.0港仙)的中期股息。

6. 每股盈利

每股基本及攤薄盈利乃根據下列數據計算：

	截至十二月三十一日止三個月		截至十二月三十一日止六個月	
	二〇〇三年	二〇〇二年	二〇〇三年	二〇〇二年
	千港元	*千港元*	*千港元*	*千港元*
盈利				
用作計算每股基本盈利的盈利	2,620	20,058	3,322	25,757
潛在攤薄影響的普通股：可換股債券的利息	46	110	93	219
用作計算每股攤薄盈利的盈利	2,666	20,168	3,415	25,976
	千股	*千股*	*千股*	*千股*
股份數目				
用作計算每股基本盈利的普通股加權平均數	613,819	607,984	613,819	607,984
潛在攤薄影響的普通股：可換股債券	4,863	10,658	4,863	10,658
用作計算每股攤薄盈利的普通股加權平均數	618,682	618,642	618,682	618,642

7. **應收貿易賬項及票據**

於二○○三年十二月三十一日，應收貿易賬項及票據的賬齡分析如下：

	於二○○三年十二月三十一日 *千港元*	於二○○三年六月三十日 *千港元*
0-3個月	77,994	42,985
4-6個月	25,175	19,479
7-12個月	23,640	54,437
12個月以上	90,087	43,089
	216,896	159,990
減：撥備	(19,475)	(21,942)
	197,421	138,048

授予客戶的信貸條件各有不同，但一般為個別客戶及本集團磋商的結果。客戶一般需於項目的不同階段支付款項。

8. **應付貿易賬項及票據**

於二○○三年十二月三十一日，應付貿易賬項及票據的賬齡分析如下：

	於二○○三年十二月三十一日 *千港元*	於二○○三年六月三十日 *千港元*
0-3個月	44,372	39,129
4-6個月	7,539	2,536
7-12個月	17,229	1,729
12個月以上	364	5,745
	69,504	49,139

9. **股本**

	每股面值0.10港元的普通股	
	股份數目	*千港元*
法定		
於二○○三年十二月三十一日及二○○三年六月三十日	2,000,000,000	200,000
已發行及繳足		
於二○○三年十二月三十一日及二○○三年六月三十日	613,819,000	61,382

10. 儲備

	股份溢價	資本贖回儲備	投資重估儲備	合併儲備	外滙儲備	法定儲備	保留盈利	合共
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二OO三年七月一日	97,676	702	(4,158)	35,549	108	49	149,146	279,072
非買賣證券重估的盈餘	—	—	8,340	—	—	—	—	8,340
海外附屬公司折算賬目產生的差額	—	—	—	—	(49)	—	—	(49)
集團重組	—	—	—	1,934	—	—	—	1,934
股東應佔溢利	—	—	—	—	—	—	3,322	3,322
於二OO二年／二OO三年已付末期股息	—	—	—	—	—	—	(3,069)	(3,069)
特別中期股息	—	—	—	—	—	—	(3,344)	(3,344)
於二OO三年十二月三十一日	97,676	702	4,182	37,483	59	49	146,055	286,206
由下列項目代表：								
二OO三年／二OO四年建議中期股息								3,069
於二OO三年十二月三十一日的儲備								283,137
								286,206

	股份溢價	資本贖回儲備	投資重估儲備	合併儲備	外滙儲備	保留盈利	合共
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二OO二年七月一日	86,590	702	(2,372)	35,549	(10)	147,779	268,238
海外附屬公司折算賬目產生的差額	—	—	—	—	(32)	—	(32)
股東應佔溢利	—	—	—	—	—	25,757	25,757
已付二OO一年／二OO二年末期股息	—	—	—	—	—	(3,040)	(3,040)
於二OO二年十二月三十一日	86,590	702	(2,372)	35,549	(42)	170,496	290,923

11. 關連人士交易

按本集團日常業務進行的重大關連人士交易如下：

	截至十二月三十一日止三個月		截至十二月三十一日止六個月	
	二〇〇三年	二〇〇二年	二〇〇三年	二〇〇二年
	千港元	*千港元*	*千港元*	*千港元*
向Zetronic Comunicações Lda 銷售貨品 *(附註(a))*	—	17	15	34
應付本公司董事的租金費用 *(附註(b))*	192	192	384	294

(a) Zetronic Comunicações Lda為一間於澳門註冊成立的公司，並由José Manuel dos Santos先生擁有。本公司董事認為，該等交易乃按本集團日常業務及正常商業條款進行。

(b) 本集團向José Manuel dos Santos先生租賃其澳門辦公室單位，由一九九九年十月一日起至二〇〇二年八月二日，月租為5,000港元，而由二〇〇二年九月十六日起，則為38,000港元。此外，本集團亦向José Manuel dos Santos先生租賃其廣州辦公室單位，月租約為26,000港元，由二〇〇二年二月一日開始。

資本承擔及重大投資

於二〇〇三年十二月三十一日，本集團概無任何重大資本承擔及重大投資。

重大收購及出售事項

除以代價8,227,000港元收購於逸強(澳門)有限公司及PE科研發展有限公司的100%股權外，本集團於申報期間並無重大收購或出售事項。

僱員資料

於二〇〇三年十二月三十一日，本集團於香港、澳門及中國大陸的僱員有210名。全體僱員的酬金總額達13,900,000港元。

本集團的酬金及花紅政策基本上根據個別僱員的表現而定。

本集團已採納購股權計劃，據此，本集團的若干僱員可獲授購股權以購買股份。

本集團亦為技術僱員及市場推廣員提供多項培訓計劃及產品介紹，以提升其整體質素，並讓彼等緊貼行業趨勢。

集團資產的抵押

於二〇〇三年十二月三十一日，本集團並無任何集團資產的抵押。

重大投資或購入資本資產的未來計劃詳情

除上文所披露者外，本公司現正評估提供互動語音回覆系統及短訊服務的市場，如出現投資良機，或會調配投資資源到此範疇。

外滙風險

本集團主要以港元、澳門元、美元及人民幣賺取收益及產生成本。董事認為本集團的外滙風險的影響屬微不足道。

或然負債

於二〇〇三年十二月三十一日，本集團概無任何或然負債。

業務回顧

核心業務－數據網絡基建

雖然中國電訊業的結構性變動已逐漸落實，而集團在提升和擴展公用數據網絡的業務方面亦重新整固，重拾升軌，不過正如集團預計，對電訊同業而言，二○○三年依然充滿挑戰。於三個月期間內，集團核心數據網絡業務的營業額，較二○○三年的前三季，已見逐步回升。在這回顧的期間內，在已取得的合約當中，集團再次取得廣東中國電信的21,000,000港元合約，為廣東省擴展綜合數據網絡。取得此份合約後，集團已連續超過10年支持廣東中國電信，發展省內公用數據網絡。此外，集團還獲得河北中國網通批出的12,800,000港元合約、河南中國網通批出的16,000,000港元合約、遼寧中國網通批出的5,000,000港元合約及安徽教育廳批出的3,900,000港元合約。

集團最珍貴的資產是集團已建立的寶貴客戶群，當中包括中國主要的知名電訊服務供應商，不斷讓集團充分提高其業務增長。集團藉著與集團的電訊經營商客戶建立穩健關係，一直向集團的已建立客戶群互銷和推廣由集團位於上海的附屬公司泰思通軟件(上海)有限公司(「泰思通」)研究及開發的操作支援系統(「OSS」)。在取得廣東中國電信的合約後，集團更積極向現有客戶，包括重慶中國電信及海南中國電信，以及新電訊服務供應商，包括福建中國電信及雲南中國電信推介OSS。為加強集團的競爭力，集團不斷加強和提升OSS，增加國際廠家管理的設備名單，讓電訊服務供應商能有效及實際管理他們的數據網絡，而只須利用單一的OSS管理多個廠家的設備。集團目前正提升集團的OSS，可管理由六名國際設備廠家的設備(包括阿爾卡特、北電、朗訊、Juniper、思科及Riverstone的網絡設備)建成的數據網絡。

增值服務－技術支援服務

集團在技術支援隊伍的投資開始取得成果。除了為中國的20個省、市及自治區的現有建立客戶群提供優質前線服務支援外，投資及建立穩健並對產品、科技和網絡維護擁有豐富知識，以及具全國經驗的技術支援隊伍的另一個主要目的，是要讓愛達利處於理想位置，作為本地及外國電訊服務供應商及設備廠家提供技術支援服務的主要供應商。於三個月期間內，集團成功取得包括本地電訊服務供應商及國際設備廠家等客戶批出的服務合約，總值2,800,000港元。

分拆實體－萬佳訊

萬佳訊為本集團旗下企業，於二〇〇四年一月十九日在創業板成功上市。這已分拆的實體主要專注提供企業解決方案，初步專注於數碼影象管理解決方案VodaImage和VodaMax，而上市成功為該實體籌得所得款項淨額約23,000,000港元(扣除上市開支後)。該等所得款項淨額將用於(i)擴充萬佳訊的研究及開發隊伍，藉以開發和改良產品；(ii)業務開發及擴充市場推廣隊伍及地理覆蓋；(iii)與大學及軟件公司發展合作安排；及(iv)收購軟件公司，以補足萬佳訊集團的未來增長。預期萬佳訊獨立上市後，將改善資源運用，並由一組分開及獨立的管理隊伍主要專注萬佳訊的業務未來發展和擴張。

進行內部重組以重組集團業務

在本財政年度內，集團展開內部重組，以根據下列業務重組愛達利，該等業務包括：

數據網絡基建工程－集團的核心業務，透過增加產品發售、擴大客戶基礎、及拓展中國及亞太地區的地理覆蓋進行業務擴張；及

提供企業解決方案－透過萬佳訊(於本財政年度分拆及在創業板上市的實體)經營此項業務，萬佳訊將會專注為已揀選的垂直市場客戶，以其一系列品牌應用方案，提供各式各樣的企業解決方案；及

提供話音市場增值服務—擴大提供話音市場的增值服務業務，例如：透過流動或固網電話提供互動話音回覆系統及短訊服務，讓愛達利擴大電訊業的話音市場之際，可同時藉著每月產生穩定及經常的收入來源，加強收益基礎。

經營業績回顧

營業額及盈利能力

如預期般，二○○三年依然充滿挑戰。雖然本集團繼續受到電訊業重組帶來的不利影響，加上集團的主要客戶中國電信及中國網通將資本開支轉投在本集團項目以外，但本集團於三個月期間的營業額已逐步回升。三個月期間的營業額達101,400,000港元，儘管較截至二○○二年十二月三十一日止三個月的上一個同期減少48.6%，惟於六個月期間的營業額的增幅令人鼓舞，較二○○三年一月一日至六月三十日六個月的營業額上升76.6%。集團除經歷核心業務穩步復甦外，目下所見，淨利潤維持於21.4%亦就穩定集團核心業務的邊際毛利，使其維持於21.4%的水平而飽受壓力。集團的核心業務包括設計及執行數據網絡系統及提供有關的工程服務。

集團的核心業務逐步復甦的同時，集團繼續錄得三個月期間的銷售及行政開支上升至18,600,000港元、而三個月期間的純利則減少至2,600,000港元。銷售及行政開支增加是由於下列各項所致：

— 1,100,000港元來自為應付本集團的擴張及收購計劃，籌措的15,000,000美元有期貸款；

— 1,600,000港元是萬佳訊為擴大及加強其市場推廣及研究及開發隊伍而增聘人手時產生；

— 500,000港元來自泰思通。集團在二○○三年九月獲批合約，現正為廣東中國電信安裝及執行OSS，及集團預期有關銷售軟件的收益將於截至二○○四年六月三十日止財政年度的第四季確認；及

- 700,000港元來自增聘澳門項目隊伍人手，以應付博彩經營商的業務增加。於二○○四年二月十三日，澳門博彩經營商取得的手頭訂單總值超過30,000,000港元。

資本架構、流動資金及財務資源

本集團繼續維持穩健的財務及資本結構，銀行借貸極低。於二○○三年十二月三十一日，集團賬目的未償還債項包括發行予Riverstone Networks, Inc.的1,250,000美元(9,700,000港元)1.90875厘可換股債券，及為集團在中國的附屬公司的營運所需而借貸的短期貸款人民幣6,300,000元。本集團的資產負債比率(借貸總額／股東資金)處於令人欣慰的水平，為4.4%，及每股資產淨值維持在0.58港元。手頭現金達103,600,000港元，而截至目前為止已收的應收賬項為18,100,000港元。

董事於本公司或任何相聯法團的股份、相關股份及債券的權益及淡倉

於二○○三年十二月三十一日，本公司各董事及行政總裁於本公司及其相聯法團(定義見證券及期貨條例第十五部)的股份、相關股份及債券中，擁有記錄於本公司根據證券及期貨條例第352條或其他條文須存置的登記冊或知會本公司的權益及淡倉如下：

1. 於本公司股份、相關股份及債券的權益

	所持普通股／相關股份數目			股權
	個人權益	公司權益	總計	百分比
José Manuel dos Santos先生	600,000 *(附註(a))*	293,388,000 *(附註(e))*	293,988,000	47.89%
嚴康先生	8,257,500 *(附註(b))*	—	8,257,500	1.35%
關鍵文先生	13,162,500 *(附註(c))*	—	13,162,500	2.14%
Monica Maria Nunes女士	3,352,500 *(附註(d))*	—	3,352,500	0.55%

附註：

(a) José Manuel dos Santos先生的個人權益包括本公司向其授出的購股權所涉及的600,000股相關股份，有關詳情載於「購股權」一節。上述權益由José Manuel dos Santos先生以實益擁有人身份持有。

(b) 嚴康先生的個人權益包括7,357,500股股份及本公司向其授出的購股權所涉及的900,000股相關股份，有關詳情載於「購股權」一節。上述權益由嚴康先生以實益擁有人身份持有。

(c) 關鍵文先生的個人權益包括12,262,500股股份及本公司向其授出的購股權所涉及的900,000股相關股份，有關詳情載於「購股權」一節。上述權益由關鍵文先生以實益擁有人身份持有。

(d) Monica Maria Nunes女士的個人權益包括2,452,500股股份及本公司向其授出的購股權所涉及的900,000股相關股份，有關詳情載於「購股權」一節。上述權益由Monica Maria Nunes女士以實益擁有人身份持有。

(e) 該等股份以Eve Resources Limited的名義持有。Eve Resources Limited的全部已發行股本由José Manuel dos Santos先生全資擁有的Lois Resources Limited以全權家族信託的信託人身份持有。

2. 於本公司相聯法團股份及相關股份中的權益

萬佳訊

	所持萬佳訊股本中每股面值0.01港元的相關普通股數目			
	個人權益	公司權益	總計	股權百份比
José Manuel dos Santos先生	—	346,385,369	346,385,369	2,664.50%
嚴康先生	160,318 *(附註(f))*	—	160,318	1.23%
關鍵文先生	267,197 *(附註(f))*	—	267,197	2.06%
Monica Maria Nunes女士	53,428 *(附註(f))*	—	53,428	0.41%

(f) 於二○○三年十二月十九日，董事會有條件地批准向於二○○三年十二月三十一日，其名字載於本公司股東登記名冊的本公司普通股登記持有人，按彼等於當日的股權比例，按比例派付特別中期股息，作為分拆萬佳訊建議的一部份，分拆萬佳訊股份合共13,375,000股萬佳訊股份的方式進行。

所有其他相聯法團

由於José Manuel dos Santos先生實益擁有本公司已發行股本的三份之一以上，故被視為於本公司所有其他相聯法團的已發行股本中擁有權益。

3. 於本公司相關股份的淡倉

本公司根據購股權計劃授出購股權，可認購本公司相關股份合共17,138,000股，有關詳情載於「購股權」一節。於二○○二年二月，本公司向本集團一名供應商發行總值3,500,000美元的可換股債券。該等可換股債券分三批發行。首兩批已獲行使或贖回，於二○○三年十二月三十一日，第三批換股權尚未獲行使。第三批可換股債券所附帶的換股權(如獲行使)，賦予其持有人權利，可額外獲發本公司的普通股約4,862,500股。

與尚未行使購股權及可換股債券有關的合共22,000,500股相關股份，佔本公司於二〇〇三年十二月三十一日的已發行股本約3.58%。

由於José Manuel dos Santos先生擁有本公司於二〇〇三年十二月三十一日的已發行股本的三份之一以上，故被視為於22,000,500股相關股份中擁有淡倉。

4. **於本公司相聯法團的相關股份中擁有淡倉**

誠如上文附註(f)所述，及符合有關萬佳訊股份於創業板上市而配售萬佳訊股份的條件，萬佳訊將向本公司普通股的登記持有人發行合共13,375,000股萬佳訊股份。本公司已向其股東授出購股權，惟不包括Eve Resources Limited(由一項全權信託的受託人José Manuel dos Santos先生(於二〇〇三年十二月三十一日，其地址載於本公司於香港的股東登記名冊內)全資擁有的公司Lois Resources Limited全資擁有)，以根據配售(定義見萬佳訊於二〇〇三年十二月三十一日刊發的招股章程內)出售該等權益予萬佳訊股份。José Manuel dos Santos先生被Lois Resources Limited視為於6,982,131股相關萬佳訊股份(視乎本公司將授出的認沽權而定，該等股份佔萬佳訊已發行股本的53.71%)中擁有淡倉。

除上文所披露者外，概無董事於本公司或其任何相聯法團(定義見證券及期貨條例第十五部)的股份、相關股份及債券中，擁有記錄於根據證券及期貨條例第352條存置的登記冊或根據上市公司董事進行證券交易的標準守則須知會本公司及聯交所的任何權益或淡倉。

主要股東於本公司股份及相關股份中的權益及淡倉

於二〇〇三年十二月三十一日，根據證券及期貨條例第336條存置的主要股東登記冊顯示，本公司已獲知會下列主要股東權益，即擁有本公司已發行股本5%或以上及／或淡倉：

股東名稱	好倉／淡倉	普通股數目	相關股份數目	股權百份比
Eve Resources Limited	好倉	293,388,000	—	47.80%
	淡倉	—	22,000,500	3.58%
Lois Resources Limited	好倉	293,388,000	—	47.80%
	淡倉	—	22,000,500	3.58%
李漢健	好倉	293,988,000	—	47.89%
	淡倉	—	22,000,500	3.58%

Eve Resources Limited的所有已發行股本由José Manuel dos Santos先生全資擁有的公司Lois Resources Limited持有。José Manuel dos Santos先生於本公司的權益於「董事於本公司或任何相聯法團的股份、相關股份及債券的權益及淡倉」一節中披露。

除上文所披露者外，於二〇〇三年十二月三十一日，根據證券及期貨條例第336條存置的主要股東登記冊顯示，本公司並不知悉任何主要股東權益及淡倉，即本公司已發行股本5%或以上，惟於「董事於本公司或任何相聯法團的股份及相關股份的權益及淡倉」一節所披露的董事權益及淡倉除外。

與控股股東特定履約有關的有契諾貸款協議

於二〇〇三年九月二十六日，本公司於英屬處女群島註冊成立為有限責任公司的全資附屬公司Vodatel Holdings Limited(「愛達利控股」)就一項達15,000,000美元的定期貸款融資與澳門商業銀行、中信嘉華銀行有限公司、德國北方銀行香港分行、中國工商銀行(亞洲)有限公司(以上統稱「貸款人」)及渣打銀行(「代理行」)訂立貸款融資協議(「協議」)。貸款乃用作一般企業用途及一般營運資金。愛達利控股只可於協

議日期起(包括該日)直至其後六個月止日期期間動用貸款。愛達利控股須於協議日期後十八個月的日期起，連續分四期以相同金額每半年支付一次的分期款項償還所動用的貸款。儘管上述列明，根據協議的所有未償還款額須於協議日期後三十六個月的日期償還。

本公司亦於二〇〇三年九月二十六日，就愛達利控股根據協議的債務以貸款人及代理行為受益人簽署擔保及彌償保證契據(「擔保」)。

根據創業板上市規則，倘本公司或其任何附屬公司所訂立的其他協議包括對任何控股股東施加特定履約責任的條件，而違反該責任將就貸款引致失責，而有關失責對本公司業務而言屬重大，本公司須作出披露。根據擔保及協議，本公司及愛達利控股向代理行及各貸款人承諾，彼等須各自確保：

(i) 現有信托的受托人，據此，José Manuel dos Santos先生的家族成員為信託受益人，其資產包括本公司已發行股本47.80%之控股股權(「Santos家族信託」)為本公司的控股股東(定義見創業板上市規則)於任何時間均須直接或間接持有不少於本公司各類已發行具投票權股本35%作為其信託資產，而José Manuel dos Santos先生與本公司於二〇〇二年八月十二日訂立(其後於二〇〇四年二月十日重續)的服務協議，未經代理行發出事先書面同意的情況下，並無予以修訂或終止；及

(ii) 在未經貸款人，而當中參與者佔貸款逾$66^2/_3$%，或倘並無提供墊款或尚未償還，則指其承諾佔未動用承諾餘額逾$66^2/_3$%的貸款人發出事先書面同意(該項同意不得無理隱瞞反對或延遲)的情況下，Santos家族信託不得(無論以單一交易或多項相關或無關交易及無論同時或於某段期間內進行)自願出售其於本公司股權5%以上。

倘未能履行上述承諾，代理行可宣佈根據協議的所有債務即時到期償還。

此節乃應創業板上市規則第17.20條的規定而發表。

購股權

本公司於二〇〇二年十一月五日舉行的股東特別大會上採納一項新購股權計劃(「該計劃」)。

於二〇〇三年六月三十日，根據該計劃授出3,300,000份購股權予本公司董事及13,838,000份購股權予本集團僱員。購股權行使價為0.42港元，有關個別董事所得購股權詳情載於「董事於本公司或任何相聯法團的股份、相關股份及債券的權益及淡倉」一節。於二〇〇三年十二月三十一日，並無購股權獲行使。

購股權可由購股權授出並獲承授人接納日期起三年期間內行使，並於二〇一二年十一月四日屆滿，以較早者為準。

競爭權益

本公司的董事或管理層股東(定義見創業板上市規則)概無擁有與本集團業務構成競爭或可能構成競爭的業務權益。

董事會常規及程序

自於聯交所創業板上市以來，本公司已遵從創業板上市規則第5.28條至5.39條所載的董事會常規及程序的規定。

審核委員會

本公司於二〇〇〇年二月十日，按照符合創業板上市規則第5.23及5.24條於書面列明職權範圍成立審核委員會。審核委員會由三名成員所組成，包括本公司主席José Manuel dos Santos先生及兩名獨立非執行董事崔世昌先生及盧景昭先生。

購買、出售或贖回上市證券

於三個月期間及六個月期間，本公司或其任何附屬公司概無購買、出售或購回本公司任何上市證券。

承董事會命
愛達利網絡控股有限公司
主席
José Manuel dos Santos

香港，二〇〇四年二月十三日

Vodatel Networks Holdings Limited
愛達利網絡控股有限公司
Room 1401, 14th Floor,
China Merchants Tower
Shun Tak Centre
168-200 Connaught Road Central
Hong Kong
香港干諾道中168-200號
信德中心招商局大廈14樓1401室
Tel : (852) 2587 8868
Fax: (852) 2587 8033

Vodatel Holdings Limited
愛達利控股有限公司
(a wholly-owned subsidiary of Vodatel Networks Holdings Limited)
No.74 da Rua da Felicidade
Edf. Vodatel
Taipa, Macau
澳門氹仔永福街74號
愛達利大廈
Tel : (853) 721182, 718033
Fax: (853) 717800

Website: http://www.vodatelsys.com

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast further profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board of the Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the internet website operated by the Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

The Exchange takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

This document, for which the directors of Vodatel Networks Holdings Limited collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on GEM of the Exchange ("GEM Listing Rules") for the purpose of giving information with regard to Vodatel Networks Holdings Limited. The directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this document is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this document misleading; and (3) all opinions expressed in this document have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司 *

(incorporated in Bermuda with limited liability)

BUSINESS AND FINANCIAL HIGHLIGHTS FOR THE THREE-MONTH PERIOD ENDED 31ST DECEMBER 2003

- Witnessed and experienced a gradual recovery to our core data networking business with turnover of HK$101.4 million and net profit of HK$2.6 million
- Payment of an interim dividend of HK0.5 cent, with dividend yield of 1.2%
- Secured an aggregate of HK$2.8 million service contracts by our technical support team
- MegaInfo Holdings Limited successfully listed on GEM, raising net proceeds of approximately HK$23 million

INTERIM RESULTS

On behalf of the Board of the Directors ("Board") of Vodatel Networks Holdings Limited ("Company"), I am pleased to present the unaudited consolidated results of the Company and its subsidiaries (collectively, the "Group") for the three months ("Three-Month Period") and six months ("Six-Month Period") ended 31st December 2003 as follows:

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Notes	Three months ended 31st December 2003 (unaudited) HK$'000	Three months ended 31st December 2002 (unaudited) HK$'000	Six months ended 31st December 2003 (unaudited) HK$'000	Six months ended 31st December 2002 (unaudited) HK$'000
Turnover	2	101,370	197,067	185,085	283,960
Cost of sales		(79,034)	(149,420)	(143,526)	(213,387)
Gross profit		22,336	47,647	41,559	70,573
Other revenues		492	728	696	1,433
Selling and administrative expenses		(18,637)	(24,632)	(36,264)	(41,313)
Operating profit		4,191	23,743	5,991	30,693
Finance cost		(182)	(42)	(380)	(172)
Share of losses of associated companies		(317)	(465)	(593)	(740)
Profit before taxation		3,692	23,236	5,018	29,781
Taxation	4	(581)	(3,675)	(790)	(4,707)
Profit after taxation		3,111	19,561	4,228	25,074
Minority interests		(491)	497	(906)	683
Profit attributable to shareholders		2,620	20,058	3,322	25,757
Dividends	5	6,413	6,080	6,413	6,080
Earnings per share (HK cents)	6				
— Basic		0.4	3.3	0.5	4.2
— Diluted		0.4	3.3	0.5	4.2

CONDENSED CONSOLIDATED BALANCE SHEET AT 31ST DECEMBER 2003

	Notes	As at 31st December 2003 (unaudited) *HK$'000*	As at 30th June 2003 *HK$'000*
Intangible assets		12,101	1,302
Perpetual exclusive licence of a software		11,000	—
Fixed assets		7,496	6,666
Investments in associated companies		4,494	5,257
Deposit on acquisition of subsidiaries		—	8,227
Non-trading securities		36,629	11,668
Current assets			
Inventories		130,575	139,573
Trade and bills receivables	7	197,421	138,048
Other receivables, deposits and prepayments		16,922	17,495
Bank balances and cash		103,637	163,586
		448,555	458,702
Current liabilities			
Trade and bills payables	8	69,504	49,139
Other payables and accruals		22,671	24,215
Convertible bonds		9,725	9,725
Taxation payable		52,687	52,728
Dividend payable	5(a)	3,344	—
Short-term bank loans, unsecured		5,909	9,346
		163,840	145,153
Net current assets		284,715	313,549
Total assets less current liabilities		356,435	346,669
Financed by:			
Share capital	9	61,382	61,382
Reserves	10	283,137	276,003
Proposed dividends	10	3,069	3,069
Shareholders' funds		347,588	340,454
Minority interests		8,847	6,215
		356,435	346,669

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	For the six months ended 31st December 2003 (unaudited) *HK$'000*	For the six months ended 31st December 2002 (unaudited) *HK$'000*
Net cash (outflow)/inflow from operating activities	(19,068)	5,866
Net cash outflow from investing activities	(37,444)	(5,864)
Net cash (outflow)/inflow from financing activities	(3,437)	12,150
(Decrease)/increase in cash and cash equivalents	(59,949)	12,152
Cash and cash equivalents at the beginning of the period	163,586	213,360
Cash and cash equivalents at the end of the period	103,637	225,512
Analysis of balances of cash and cash equivalents		
Bank balances and cash	103,637	225,512

CONDENSED STATEMENT OF CHANGES IN EQUITY

	For the six months ended 31st December 2003 (unaudited) *HK$'000*	For the six months ended 31st December 2002 (unaudited) *HK$'000*
Total equity balance at the beginning of the period	340,454	329,036
Surplus on revaluation of non-trading securities	8,340	—
Group reorganization	1,934	—
Exchange differences arising on translation of accounts of overseas subsidiaries and an associated company	(49)	(32)
Net gains and losses not recognised in the consolidated profit and loss account	10,225	(32)
	350,679	329,004
Profit attributable to shareholders	3,322	25,757
2001/2002 Final dividend paid	—	(6,080)
2002/2003 Final dividend paid	(3,069)	—
Special interim dividend	(3,344)	—
Total equity balance at the end of the period	347,588	348,681

Notes to the Accounts

1. **Summary of principal accounting policies**

The condensed consolidated interim financial statements have been prepared in accordance with Statement of Standard Accounting Practice ("SSAP") No.2.125 "Interim financial reporting" issued by the Hong Kong Society of Accountants ("HKSA").

In the current period, the Group adopted SSAP No. 2.112 (revised) "Income taxes" issued by the HKSA which are effective for accounting periods commencing on or after 1st January 2003. Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise

from depreciation on fixed assets, revaluations of certain non-current assets and of investments, provisions for pensions and other post retirement benefits and tax losses carried forward and, in relation to acquisitions, on the difference between the fair values of the net assets acquired and their tax base. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

In prior year, deferred taxation was accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset was expected to be payable or recoverable in the foreseeable future. The adoption of SSAP No. 2.112 (revised) had no material impact on the preparation of the accounts.

Except for the adoption of SSAP No.2.112 (revised) as mentioned in the previous paragraphs, the accounting policies in the preparation of these interim accounts are consistent with those used in the annual accounts for the year ended 30th June 2003.

2. Segment information

Business segments

An analysis of the turnover and results of the Group for the period by business segments is as follows:

	Six months ended 31st December 2003			Six months ended 31st December 2002		
	Design, sale and implementation of data networking systems and provision of related engineering services	Sale of goods	Group	Design, sale and implementation of data networking systems and provision of related engineering services	Sale of goods	Group
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	154,047	31,038	185,085	232,132	51,828	283,960
Segment results	8,806	3,257	12,063	27,927	10,170	38,097
Unallocated income			696			1,433
Unallocated cost			(6,768)			(8,837)
Operating profit			5,991			30,693
Finance cost			(380)			(172)
Share of losses of associated companies			(593)			(740)
Profit before taxation			5,018			29,781
Taxation			(790)			(4,707)
Profit after taxation			4,228			25,074
Minority interests			(906)			683
Profit attributable to shareholders			3,322			25,757

There are no significant sales or other transactions between the business segments.

3. Depreciation

During the period, depreciation of HK$1.5 million (2002: HK$1.3 million) was charged in respect of the fixed assets of the Group.

4. **Taxation**

No provision for Hong Kong profits tax has been made in the accounts as the Group does not have any estimated assessable Hong Kong profits for the periods under review.

Macau complimentary profits tax has been calculated at 15.75% on the estimated assessable profits of group companies operating in Macau for the periods under review.

The profits tax in mainland China has been calculated at 33% on the estimated assessable profits of group companies operating in mainland China.

The amount of taxation charged to the consolidated profit and loss account represents:

	Three months ended 31st December		Six months ended 31st December	
	2003	**2002**	**2003**	**2002**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Hong Kong profits tax	—	—	—	—
Macau complimentary profits tax	395	3,675	469	4,707
Mainland China profits tax	186	—	321	—
	581	3,675	790	4,707

There was no material unprovided deferred taxation for the period (2002: Nil).

5. **Dividends**

	Three months ended 31st December		Six months ended 31st December	
	2003	**2002**	**2003**	**2002**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Special interim dividend *(note (a))*	3,344	—	3,344	—
Interim, proposed for 2003/2004, of HK$0.005 (2002/2003: HK$0.01) per ordinary share *(note (b))*	3,069	6,080	3,069	6,080
	6,413	6,080	6,413	6,080

Notes:

(a) On 19th December 2003, the Board approved the payment of a special interim dividend as part of the proposal for the spin-off of MegaInfo Holdings Limited ("MegaInfo") by way of a distribution in specie in respect of an aggregate of 13,375,000 ordinary shares of nominal value HK$0.01 each in the capital of MegaInfo ("MegaInfo Shares") to the registered holders of the ordinary shares of the Company, such that one MegaInfo Share for every 46 ordinary shares of the Company in issue.

(b) The Board have determined that an interim dividend of HK0.5 cent per share (2002: HK1.0 cent per share) should be paid to shareholders of the Company whose names appear in the Register of Members on 5th March 2004.

6. **Earnings per share**

The calculation of the basic and diluted earnings per share is based on the following data:

	Three months ended 31st December		**Six months ended 31st December**	
	2003	**2002**	**2003**	**2002**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Earnings				
Earnings for the purpose of basic earnings per share	2,620	20,058	3,322	25,757
Effect of dilutive potential ordinary shares:				
Interest on convertible bonds	46	110	93	219
Earnings for the purpose of diluted earnings per share	2,666	20,168	3,415	25,976
	'000	*'000*	*'000*	*'000*
Number of shares				
Weighted average number of ordinary shares for the purpose of basic earnings per share	613,819	607,984	613,819	607,984
Effect of dilutive potential ordinary shares:				
Convertible bonds	4,863	10,658	4,863	10,658
Weighted average number of ordinary shares for the purpose of diluted earnings per share	618,682	618,642	618,682	618,642

7. **Trade and bills receivables**

At 31st December 2003, the ageing analysis of the trade and bills receivables were as follows:

	As at 31st December 2003 *HK$'000*	As at 30th June 2003 *HK$'000*
0-3 months	77,994	42,985
4-6 months	25,175	19,479
7-12 months	23,640	54,437
Over 12 months	90,087	43,089
	216,896	159,990
Less: provision	(19,475)	(21,942)
	197,421	138,048

The credit terms granted to customers vary and are generally the result of negotiations between the individual customers and the Group. Customers are generally required to pay at various intervals over the life of the projects.

8. **Trade and bills payables**

At 31st December 2003, the ageing analysis of the trade and bills payables were as follows:

	As at 31st December 2003 *HK$'000*	As at 30th June 2003 *HK$'000*
0-3 months	44,372	39,129
4-6 months	7,539	2,536
7-12 months	17,229	1,729
Over 12 months	364	5,745
	69,504	49,139

9. **Share capital**

	Ordinary shares of HK$0.10 each	
	No. of shares	**HK$'000**
Authorised		
At 31st December 2003 and 30th June 2003	2,000,000,000	200,000
Issued and fully paid		
At 31st December 2003 and 30th June 2003	613,819,000	61,382

10. Reserves

	Share premium HK$'000	Capital redemption reserve HK$'000	Investment revaluation reserve HK$'000	Merger reserve HK$'000	Exchange reserve HK$'000	Statutory reserve HK$'000	Retained earnings HK$'000	Total HK$'000
At 1st July 2003	97,676	702	(4,158)	35,549	108	49	149,146	279,072
Surplus on revaluation of non-trading securities	—	—	8,340	—	—	—	—	8,340
Exchange differences arising on translation of accounts of overseas subsidiaries	—	—	—	—	(49)	—	—	(49)
Group reorganization	—	—	—	1,934	—	—	—	1,934
Profit attributable to shareholders	—	—	—	—	—	—	3,322	3,322
2002/2003 Final dividend paid	—	—	—	—	—	—	(3,069)	(3,069)
Special interim dividend	—	—	—	—	—	—	(3,344)	(3,344)
At 31st December 2003	97,676	702	4,182	37,483	59	49	146,055	286,206
Representing: 2003/2004 Interim dividend proposed								3,069
Reserves at 31st December 2003								283,137
								286,206

	Share premium HK$'000	Capital redemption reserve HK$'000	Investment revaluation reserve HK$'000	Merger reserve HK$'000	Exchange reserve HK$'000	Retained earnings HK$'000	Total HK$'000
At 1st July 2002	86,590	702	(2,372)	35,549	(10)	147,779	268,238
Exchange differences arising on translation of accounts of overseas subsidiaries	—	—	—	—	(32)	—	(32)
Profit attributable to shareholders	—	—	—	—	—	25,757	25,757
2001/2002 Final dividend paid	—	—	—	—	—	(3,040)	(3,040)
At 31st December 2002	86,590	702	(2,372)	35,549	(42)	170,496	290,923

11 **Related party transactions**

Significant related party transactions, which were carried out in the normal course of the business of the Group are as follows:

	Three months ended 31st December		Six months ended 31st December	
	2003	**2002**	**2003**	**2002**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Sales of goods to Zetronic Comunicações Lda (Note (a))	—	17	15	34
Rental charges payable to a director of the Company (Note (b))	192	192	384	294

(a) Zetronic Comunicações Lda is a company incorporated in Macau and owned by Mr. José Manuel dos Santos. In the opinion of the directors of the Company, the transactions were carried out in the ordinary course of business of the Group and on normal commercial terms.

(b) The Group leased its Macau office premises from Mr. José Manuel dos Santos at a monthly rental of approximately HK$5,000 commencing from 1st October 1999 up to 2nd August 2002 and HK$38,000 commencing from 16th September 2002. In addition, the Group also leased its Guangzhou office premises from Mr. José Manuel dos Santos at a monthly rental of approximately HK$26,000 commencing from 1st February 2002.

MANAGEMENT DISCUSSION AND ANALYSIS

Capital commitments and significant investments

As at 31st December 2003, the Group did not have any significant capital commitments and significant investments.

Material acquisitions and disposals

The Group had no material acquisitions or disposals during the reporting period, other than the acquisition of 100% shareholding in Power Express (Macau) Limited and PE Research and Development Limited for a consideration of HK$8,227,000.

Employee information

As at 31st December 2003, the Group had 210 employees spreading in Hong Kong, Macau and mainland China. Total remuneration of all employees amounted to HK$13.9 million.

The remuneration and bonus policies of the Group are basically determined by the performance of individual employees.

The Group had adopted a share option scheme whereby certain employees of the Group may be granted options to acquire shares.

The Group also provides various training programs and product orientation for the technical employees and marketing employees so as to improve their overall qualification and to continuously keep them abreast of industry changes.

Charges on group assets

As at 31st December 2003, the Group did not have any charges on group assets.

Details of future plans for material investments or capital assets

The Company is now evaluating the market of the provision of interactive voice response systems and short message services and may deploy certain resources for investments in the area should appropriate investment opportunities arise. Save as disclosed above, the directors do not have any future plans for material investments or capital assets.

Foreign exchange exposure

The Group mainly earns revenue and incurs cost in Hong Kong dollars, Macau patacas, US dollars and Renminbi. The directors consider that the impact of foreign exchange exposure of the Group is minimal.

Contingent liabilities

As at 31st December 2003, the Group did not have any contingent liabilities.

REVIEW OF BUSINESS ACTIVITIES

Core Business — Data Networks Infrastructure

Although the structural changes of the telecommunications industry in the People's Republic of China ("PRC") has gradually settled and we have witnessed a steady pickup of business activities in the upgrade and expansion of public data networks, Year 2003 has, as per our anticipation, remained a challenging year for telecommunications players. During the Three-Month Period, turnover from our core data networking business gradually picked up as compared to turnover for the previous three quarters during Year 2003. During the period in study, among the contracts secured, we have again been awarded a HK$21.0 million contract from Guangdong China Telecom for the expansion of the integrated data networks in the Guangdong Province. With this contract, we have been continuously supporting Guangdong China Telecom for their provincial public data networks for over 10 years. In addition, we have been awarded a HK$12.8 million contract from Hebei China Netcom, a HK$16.0 million contract from Henan China Netcom, a HK$5.0 million contract from Liaoning China Netcom and a HK$3.9 million contract from Anhui Educational Bureau.

Our most valuable asset, that is, our premium installed customer base comprising of major and reputable telecommunications service providers in the PRC, continued to allow us to leverage our business growth. Capitalizing on our strong relationship with our carrier customers, we have been cross selling and promoting our Operation Support System ("OSS") researched and developed by our subsidiary in Shanghai, TideStone, to our installed customer base. Subsequent to securing a contract from Guangdong China Telecom, we have been actively promoting OSS to our existing customers, including Chongqing China Telecom and Hainan China Telecom, and new telecommunications service providers including Fujian China Telecom and Yunnan China Telecom. To strengthen our competitiveness, we have been enhancing and upgrading our OSS to expand the list of equipment from international vendors that can be managed so as to allow telecommunications service providers to efficiently and effectively manage their data networks connected by equipment from multi-vendors by deploying a single OSS. We are currently enhancing our OSS to manage data networks built from equipment of six international equipment vendors, including networking equipments from Alcatel, Nortel, Lucent, Juniper, Cisco and Riverstone.

Value-Added Services — Technical Support Services

The investment made into our technical support team began to reap us rewards. In addition to delivering quality front-line services support to our

existing installed customer base in 20 provinces, municipalities and autonomous regions in the PRC, another major objective of investing and building a strong technical support team with solid knowledge on product, technology and network maintenance and creating nationwide presence is to well position Vodatel to be a leading provider of technical support services for local and foreign telecommunications service providers and equipment vendors. During the Three-Month Period, we have successfully secured an aggregate of HK$2.8 million service contracts from customers including local telecommunications service providers and international equipment vendors.

Spin-Off Entity — MegaInfo

MegaInfo, the enterprise arm of the Group, has successfully been listed on GEM on 19th January 2004. This spun-off entity, which focuses principally on the provision of enterprise solutions with an initial focus on the digital imaging management solutions, VodaImage and VodaMax, successfully raised net proceeds of approximately HK$23 million (net of listing expenses). These net proceeds will be used for (i) expansion of the research and development team of MegaInfo for product development and enhancement; (ii) business development and expansion of marketing team and geographical coverage; (iii) development of collaboration arrangement with universities and software companies; and (iv) acquisition of a software company to complement the future growth of the MegaInfo Group. The separate listing of MegaInfo is expected to enhance availability of resources and allow a separate and independent management team to principally focus on the future development and businesses expansion of the business of MegaInfo.

Internal reorganization to realign the business activities of the Group

During the current fiscal year, we have commenced an internal reorganization to realign Vodetel under the following business activities, namely:

Data networks infrastructure construction — Our core business, with business expansion through enhancement of product offerings, broadening of our customer base, and extension of geographical coverage in the PRC and the Asia Pacific Region; and

Provision of enterprise solutions — Conducted through MegaInfo, an entity which we span off and listed on GEM in the current financial year, which will focus on offering a spectrum of enterprise solutions to customers in selected vertical markets under the series of branded applications of MegaInfo; and

Provision of value-added services in the voice domain — To diversify into the provision of value-added services business in the voice domain, for example, interactive voice response system via mobile or fixed-line and short message services, allowing Vodatel to expand into the voice domain of the telecommunications industry while strengthening the revenue base through the creation of a stable and recurring monthly stream of revenue.

REVIEW OF OPERATING RESULTS

Turnover and Profitability

As anticipated, Year 2003 has continued to be a challenging year. Although under the adverse effect from the restructuring of the telecommunications industry and focus of capital expenditures of our major customers, China Telecom and China Netcom, outside the domain of the Group, turnover of the Group for the Three-Month Period has gradually recovered. Turnover for the Three-Month Period, amounted to HK$101.4 million, although representing a decrease of 48.6% over the same preceding period (three months ended 31st December 2002), turnover generated for the Six-Month Period experienced an encouraging increase of 76.6% over the turnover generated from the six months from 1st January to 30th June 2003. In addition to experiencing steady recovery to our core business activities, we have also witnessed pressure on net margins to stablize with gross profit margin from our core business, which involved the design and implementation of data networking systems and the provision of related engineering services, to maintain at 21.4%.

While we experienced a gradual recovery in our core business, we have continued to report an increase in our selling and administrative expenses for the Three-Month Period to HK$18.6 million, reducing our net profit to HK$2.6 million for the Three-Month Period. The increase in selling and administrative expenses has been attributable to the following:

— HK$1.1 million incurred from raising the US$15 million term loan to accommodate the expansion and acquisition plans of the Group;

— HK$1.6 million incurred by MegaInfo from additional headcounts to expand and strengthen its marketing and research and development teams;

— HK$0.5 million incurred by TideStone Software (Shanghai) Corporation Limited ("TideStone"). We are currently in the process of

installing and implementing the OSS for Guangdong China Telecom, a contract awarded to us during September 2003, and we expect the revenue in relation to the sale of the software to be recognized during the fourth quarter of our fiscal year ended 30th June 2004;

— HK$0.7 million incurred from additional headcounts to our Macau project team to cope with increased business activities from the gaming operators. As at 13th February 2004, orders on hand secured from a gaming operator in Macau amounted to over HK$30 million.

Capital structure, liquidity and financial resources

The Group continued to maintain a healthy financial and capital structure with minimal bank borrowings. As at 31st December 2003, outstanding debt on our books included US$1.25 million (HK$9.7 million) of the 1.90875% convertible bonds issued to Riverstone Networks, Inc., which will mature on 28th February 2004, and RMB6.3 million of short-term loans raised to facilitate the operating activities of our subsidiary in the PRC. The gearing ratio (total borrowings/shareholders' funds) of the Group stood at a comfortable level of 4.4%, with net assets per share maintained at HK$0.58. Cash on hand amounted to HK$103.6 million, with HK$18.1 million of accounts receivables received as at today.

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY ASSOCIATED CORPORATIONS

At 31st December 2003, the interests and short positions of the directors and chief executive of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")), as recorded in the register maintained by the Company under section 352 of the SFO or as otherwise notified to the Company were as follows:

1. Interests in shares, underlying shares and debentures of the Company

	Number of ordinary shares/ underlying shares held			
	Personal interests	Corporate interests	Total	Percentage of shareholding
Mr. José Manuel dos Santos	600,000 *(note (a))*	293,388,000 *(note (e))*	293,988,000	47.89%
Mr. Yim Hong	8,257,500 *(note (b))*	—	8,257,500	1.35%
Mr. Kuan Kin Man	13,162,500 *(note (c))*	—	13,162,500	2.14%
Ms. Monica Maria Nunes	3,352,500 *(note (d))*	—	3,352,500	0.55%

Notes:

(a) The personal interest of Mr. José Manuel dos Santos comprises 600,000 underlying shares in respect of share options granted by the Company to him, the details of which are stated in the section headed "Share Options". The aforesaid interest is held by Mr. José Manuel dos Santos as beneficial owner.

(b) The personal interest of Mr. Yim Hong comprises 7,357,500 shares and 900,000 underlying shares in respect of share options granted by the Company to him, the details of which are stated in the section headed "Share Options". The aforesaid interest is held by Mr. Yim Hong as beneficial owner.

(c) The personal interest of Mr. Kuan Kin Man comprises 12,262,500 shares and 900,000 underlying shares in respect of share options granted by the Company to him, the details of which are stated in the section headed "Share Options". The aforesaid interest is held by Mr. Kuan Kin Man as beneficial owner.

(d) The personal interest of Ms. Monica Maria Nunes comprises 2,452,500 shares and 900,000 underlying shares in respect of share options granted by the Company to her, the details of which are stated in the section headed "Share Options". The aforesaid interest is held by Ms. Monica Maria Nunes as beneficial owner.

(e) These shares are held in the name of Eve Resources Limited. The entire issued share capital in Eve Resources Limited is in turn held by Lois Resources Limited, a company wholly-owned by Mr. José Manuel dos Santos, as trustee of a discretionary family trust.

2. **Interests in the shares and underlying shares of the associated corporations of the Company**

MegaInfo

	Number of underlying ordinary shares of nominal value HK$0.01 each in the capital of MegaInfo held			
	Personal interests	**Corporate interests**	**Total**	**Percentage of shareholding**
Mr. José Manuel dos Santos	—	346,385,369	346,385,369	2,664.50%
Mr. Yim Hong	160,318 *(note f)*	—	160,318	1.23%
Mr. Kuan Kin Man	267,197 *(note f)*	—	267,197	2.06%
Ms. Monica Maria Nunes	53,428 *(note f)*	—	53,428	0.41%

(f) On 19th December 2003, the Board conditionally approved the payment of a special interim dividend as part of the proposal for the spin-off of MegaInfo by way of a distribution in specie in respect of an aggregate of 13,375,000 MegaInfo Shares to the registered holders of the ordinary shares of the Company whose names appeared in the register of members of the Company on 31st December 2003 pro rata to their proportionate shareholdings on that date.

All other associated corporations

Since Mr. José Manuel dos Santos is beneficially interested in more than one-third of the issued share capital of the Company, he is deemed to be interested in the issued shares of all the other associated corporations of the Company.

3. **Short positions in the underlying shares of the Company**

Options were granted by the Company under a share option scheme over an aggregate of 17,138,000 underlying shares in the Company, the details of which are stated in the section headed "Share Options". In February 2002, the Company issued a total of US$3,500,000 convertible bonds to a supplier of the Group. The convertible bonds comprised of three tranches. The first two tranches were exercised or redeemed. As at 31st December 2003, the third tranche has remained outstanding. The right of conversion

attaching to the third tranche of the convertible bond, if exercised, would entitle its holder to be issued approximately 4,862,500 additional oridnary shares of the Company.

The aggregate of the 22,000,500 underlying shares in respect of the outstanding share options and the convertible bond represented approximately 3.58% of the issued share capital of the Company as at 31st December 2003.

Since Mr. José Manuel dos Santos was interested in more than one-third of the issued share capital of the Company as at 31 December 2003, he was deemed to have a short position in the 22,000,500 underlying shares.

4. **Short positions in the underlying shares of the associated corporations of the Company**

As mentioned in note (f) above and subject to the satisfaction of the conditions of the placing of the MegaInfo Shares in connection with the listing of MegaInfo Shares on GEM, MegaInfo would issue an aggregate of 13,375,000 MegaInfo Shares to the registered holders of the ordinary shares of the Company. The Company had granted an option to its shareholders, other than Eve Resources Limited which is wholly-owned by Lois Resources Limited, a company wholly-owned by Mr. José Manuel dos Santos as trustee of a disrectionary trust, who on 31st December 2003 had addresses on the register of members of the Company in Hong Kong to sell such entitlements to the MegaInfo Shares under the Placing (as defined in the prospectus of MegaInfo dated 31st December 2003). Mr. José Manuel dos Santos was deemed to have a short position in the 6,982,131 underlying MegaInfo Shares to be subject to the put option granted by the Company, which represented 53.71% of the issued share capital of MegaInfo.

Save as disclosed above, no directors had any interest or short position in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Exchange pursuant to the Model Code for Securities Transaction by Directors of Listed Companies.

SUBSTANTIAL SHAREHOLDERS' INTERESTS AND SHORT POSITIONS IN THE SHARES AND UNDERLYING SHARES OF THE COMPANY

At 31st December 2003, the register of substantial shareholders maintained under Section 336 of the SFO shows that the Company had been notified of the following substantial shareholders' interests, being 5% or more of the issued share capital of the Company and/or short position:

Name of shareholder	Long position/Short position	Number of ordinary shares	No. of underlying shares	Percentage of shareholding
Eve Resources Limited	Long position	293,388,000	—	47.80%
	Short position	—	22,000,500	3.58%
Lois Resources Limited	Long position	293,388,000	—	47.80%
	Short position	—	22,000,500	3.58%
Lei Hon Kin	Long position	293,988,000	—	47.89%
	Short position	—	22,000,500	3.58%

The entire issued share capital in Eve Resources Limited is in turn held by Lois Resources Limited, a company wholly-owned by Mr. José Manuel dos Santos, whose interests in the shares of the company are disclosed in the section headed "Directors' interests and short positions in shares and underlying shares of the Company or any associated corporations".

Save as disclosed above, at 31st December 2003, the register of substantial shareholders maintained under Section 336 of the SFO shows that the Company had not been notified of any substantial shareholders' interests and short positions, being 5% or more of the issued share capital of the Company, other than those of the directors as disclosed in the section headed "Directors' interests and short positions in shares, underlying shares and debentures of the Company or any associated corporations".

LOAN AGREEMENTS WITH COVENANTS RELATING TO SPECIFIC PERFORMANCE BY THE CONTROLLING SHAREHOLDERS

On 26th September 2003, Vodatel Holdings Limited ("VHL"), a wholly owned subsidiary of the Company incorporated in the British Virgin Islands with limited liability, entered into a loan facility agreement ("Agreement") with Banco Comercial de Macau S.A., CITIC Ka Wah Bank Limited, HSH Nordbank AG, Hong Kong Branch, Industrial and Commercial Bank of China (Asia) Limited (collectively known as the "Lenders") and Standard Chartered Bank ("Agent") for a term loan facility of US$15,000,000. The purpose of the loan is for general corporate purposes and for general working capital. VHL may only drawdown the loan between the period commencing on and including the date of the Agreement and ending on the date 6 months thereafter. VHL shall repay the loan drawn down by 4 consecutive equal semi-annual instalments commencing on the date 18 months after the date of the Agreement. Notwithstanding the above, all outstanding amount under the Agreement shall be repaid on the date 36 months after the date of the Agreement.

The Company also executed the deed of guarantee and indemnity ("Guarantee") in favour of the Agent and the Lenders on 26th September 2003 in respect of the obligations of VHL under the Agreement.

Under the GEM Listing Rules, the Company is required to make a disclosure where the Company or any of its subsidiaries enters into other agreements that include a condition imposing specific performance obligations on any controlling shareholder and breach of such obligation will cause a default in respect of the loan that is significant to the operations of the Company. Under the Guarantee and the Agreement, the Company and VHL undertake with the Agent and each of the Lenders that each of them shall procure that:

(i) the trustee of the existing trust whereby the family members of Mr. José Manuel dos Santos are the discretionay objects and which assets include a controlling stake of 47.80% of the issued share capital of the Company ("Santos' Family Trust") (being the controlling shareholder (as defined in the GEM Listing Rules) of the Company) shall at all times have as its trust assets, directly or indirectly, not less than 35% of each class of the issued voting share capital in the Company and that the service agreement between Mr. José Manuel dos Santos and the Company dated 12th August 2002 (then renewed on 10th February 2004) is not amended or terminated without the prior written consent of the Agent; and

(ii) the Santos' Family Trust shall not (whether by a single transaction or a number of related or unrelated transactions and whether at the same time or over a period of time) voluntarily dispose of more than 5% of its shareholdings in the Company without the prior written consent of the Lenders, the aggregate of whose participants exceeds 66⅔% of the loan or if no advances have been made or are outstanding the aggregate of whose commitment exceed 66⅔% of the undrawn balance of the commitment (such consent not to be unreasonably withheld or delayed).

In default of the above undertaking, the Agent may declare all obligations under the Agreement to be immediately due and payable.

This section is made pursuant to rule 17.20 of the GEM Listing Rules.

SHARE OPTIONS

The Company adopted a new share option scheme ("Scheme") at a Special General Meeting held on 5th November 2002.

On 30th June 2003, under the Scheme, 3,300,000 share options were granted to the directors of the Company and 13,838,000 share options were granted to the employees of the Group. The exercise price is HK$0.42. Details of number of share options granted to each director are stated in the section headed "Directors' interests and short positions in shares, underlying shares and debentures of the Company or any associated corporations". None of the share options granted had been exercised as at 31st December 2003.

Options may be exercised in a period of 3 years commencing on the date on which the option is granted and accepted by the grantee, and expiring on 4th November 2012, whichever is the earlier.

COMPETING INTERESTS

None of the directors or the management shareholders of the Company (as defined in the GEM Listing Rules) had an interest in a business, which competes or may compete with the business of the Group.

BOARD PRACTICES AND PROCEDURES

The Company has complied with Board Practices and Procedures as set out in rules 5.28 to 5.39 to the GEM Listing Rules since listed on GEM of the Exchange.

AUDIT COMMITTEE

The Company established an audit committee on 10th February 2000 with written terms of reference in compliance with Rules 5.23 and 5.24 of the GEM Listing Rules. The audit committee has three members comprising Mr. José Manuel dos Santos, who is the Chairman of the Company, and the two independent non-executive directors, Mr. Chui Sai Cheong and Mr. Lo King Chiu Charles.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the Three-Month Period and the Six-Month Period, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the listed securities of the Company.

By order of the Board
Vodatel Networks Holdings Limited
José Manuel dos Santos
Chairman

Hong Kong, 13th February 2004

This announcement will remain on the GEM website on the "Latest Company Announcement" page for at least 7 days from the date of its posting.

* *For identification purpose only*

香港聯合交易所有限公司(「聯交所」)創業板的特色

創業板乃為帶有高投資風險的公司提供一個上市的市場。尤其在創業板上市的公司無須有過往溢利記錄，亦無須預測未來溢利。此外，在創業板上市的公司可因其新興性質及該等公司經營業務的行業或國家而帶有風險。有意投資的人士應了解投資於該等公司的潛在風險，並應經過審慎周詳的考慮後方作出投資決定。創業板的較高風險及其他特色表示創業板較適合專業及其他資深投資者。

由於創業板上市公司新興的性質所然，在創業板買賣的證券可能會較於主板買賣之證券承受較大的市場波動風險，同時無法保證在創業板買賣的證券會有高流通量的市場。

創業板所發佈的資料的主要方法為在聯交所為創業板而設的互聯網網頁刊登。上市公司無須在憲報指定報章刊登付款公佈披露資料。因此，有意投資的人士應注意彼等能閱覽創業板網頁，以便取得創業板上市發行人的最新資料。

聯交所對本文件的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本文件全部或任何部分內容而產生或因倚賴該等內容而引致的任何損失承擔任何責任。

本文件(愛達利網絡控股有限公司各董事願共同及個別對此負全責)乃遵照聯交所《創業板證券上市規則》(「創業板上市規則」)的規定而提供有關愛達利網絡控股有限公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：(1)本文件所載資料在各重大方面均屬準確及完整，且無誤導成分；(2)並無遺漏任何其他事實致使本文件所載任何內容產生誤導；及(3)本文件內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準和假設為依據。

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(在百慕達註冊成立的有限公司)

截至二〇〇三年十二月三十一日止三個月期間的業務及財務摘要

- 集團的核心數據網絡業務出現及經歷逐漸復甦，營業額達101,400,000港元，而純利則達2,600,000港元

- 支付中期股息0.5港仙，股息率達1.2%

- 集團的技術支援隊伍取得總值2,800,000港元的服務合約

- 萬佳訊控股有限公司*在創業板成功上市，籌集所得款項淨額約23,000,000港元

中期業績

本人謹代表愛達利網絡控股有限公司(「本公司」)的董事會，欣然提呈本公司及其附屬公司(統稱「本集團」)截至二〇〇三年十二月三十一日止三個月(「三個月期間」)及六個月(「六個月期間」)的未經審核綜合業績如下：

簡明綜合損益表

	附註	截至十二月三十一日止三個月 二〇〇三年 (未經審核) 千港元	截至十二月三十一日止三個月 二〇〇二年 (未經審核) 千港元	截至十二月三十一日止六個月 二〇〇三年 (未經審核) 千港元	截至十二月三十一日止六個月 二〇〇二年 (未經審核) 千港元
營業額	2	101,370	197,067	185,085	283,960
銷售成本		(79,034)	(149,420)	(143,526)	(213,387)
毛利		22,336	47,647	41,559	70,573
其他收益		492	728	696	1,433
銷售及行政開支		(18,637)	(24,632)	(36,264)	(41,313)
經營溢利		4,191	23,743	5,991	30,693
財務成本		(182)	(42)	(380)	(172)
應佔聯營公司虧損		(317)	(465)	(593)	(740)
除税前溢利		3,692	23,236	5,018	29,781
税項	4	(581)	(3,675)	(790)	(4,707)
除税後溢利		3,111	19,561	4,228	25,074
少數股東權益		(491)	497	(906)	683
股東應佔溢利		2,620	20,058	3,322	25,757
股息	5	6,413	6,080	6,413	6,080
每股盈利(港仙)	6				
一基本		0.4	3.3	0.5	4.2
一攤薄		0.4	3.3	0.5	4.2

簡明綜合資產負債表
於二〇〇三年十二月三十一日

	附註	於二〇〇三年十二月三十一日（未經審核）千港元	於二〇〇三年六月三十日 千港元
無形資產		12,101	1,302
軟件永久獨家特許權		11,000	—
固定資產		7,496	6,666
於聯營公司的投資		4,494	5,257
收購附屬公司的按金		—	8,227
非買賣證券		36,629	11,668
流動資產			
存貨		130,575	139,573
應收貿易賬項及票據	7	197,421	138,048
其他應收款項、按金及預付款項		16,922	17,495
銀行結餘及現金		103,637	163,586
		448,555	458,702
流動負債			
應付貿易賬項及票據	8	69,504	49,139
其他應付款項及應計費用		22,671	24,215
可換股債券		9,725	9,725
應付稅項		52,687	52,728
應付股息	5(a)	3,344	—
短期銀行貸款，無抵押		5,909	9,346
		163,840	145,153
流動資產淨值		284,715	313,549
總資產減流動負債		356,435	346,669
資金來源：			
股本	9	61,382	61,382
儲備	10	283,137	276,003
建議股息	10	3,069	3,069
股東權益		347,588	340,454
少數股東權益		8,847	6,215
		356,435	346,669

簡明綜合現金流量表

	截至二○○三年十二月三十一日止六個月（未經審核）千港元	截至二○○二年十二月三十一日止六個月（未經審核）千港元
經營業務的現金（流出）／流入淨額	(19,068)	5,866
投資業務的現金流出淨額	(37,444)	(5,864)
融資活動的現金（流出）／流入淨額	(3,437)	12,150
現金及現金等值項目（減少）／增加	(59,949)	12,152
期初的現金及現金等值項目	163,586	213,360
期終的現金及現金等值項目	103,637	225,512
現金及現金等值項目結餘的分析		
銀行結餘及現金	103,637	225,512

簡明權益變動報表

	截至二〇〇三年十二月三十一日止六個月（未經審核）千港元	截至二〇〇二年十二月三十一日止六個月（未經審核）千港元
期初股東權益結餘總額	340,454	329,036
重估非買賣證券盈餘	8,340	–
集團重組	1,934	–
因換算海外附屬公司及聯營公司賬目產生的滙兑差額	(49)	(32)
未於綜合損益賬確認的收益及虧損淨額	10,225	(32)
	350,679	329,004
股東應佔溢利	3,322	25,757
已付二〇〇一／二〇〇二年末期股息	–	(6,080)
已付二〇〇二／二〇〇三年末期股息	(3,069)	–
特別中期股息	(3,344)	–
期終股東權益結餘總額	347,588	348,681

賬目附註

1. 主要會計政策概要

簡明綜合中期財務報表乃按香港會計師公會發出的會計實務準則第2.125號「中期財務申報」編製。

於本期間，本集團採納由香港會計師公會發出的會計實務準則第2.112號(經修訂)「所得稅」，由二〇〇三年一月一日或之後的會計期間開始生效。遞延稅項採用負債法就資產與負債的稅基與它們在財務報表的賬面值兩者的暫時差異作全數撥備。主要的暫時差異乃就固定資產的折舊、重估若干非流動資產及投資、退休金撥備及其他承前退休後福利及稅項虧損所產生；以及，就有關收購事項，乃是所收購的資產淨值的公平值與其稅項基準的差異。遞延稅項採用在結算日前已頒佈或實質頒佈的稅率釐定。

遞延稅項資產乃就有可能將未來應課稅溢利與可動用的暫時差異抵銷而確認。

遞延稅項乃就附屬公司、聯營公司及合營企業產生的暫時差異而撥備，但假若可以控制暫時差異的撥回，並有可能在可預見未來不會撥回則除外。

往年度，遞延稅項乃因應就課稅而計算的盈利與賬目所示的盈利兩者間的時差，根據預期於可預見將來支付或可收回的負債及資產而按現行稅率計算。採納會計準則第2.112號(經修訂)對編製賬目並無重大影響。

誠如在上一段所述，除採納會計實務準則第2.112條(經修訂)外，編製中期賬目時所採用的會計政策與編製截至二〇〇三年六月三十日止年度的年度賬目所採用的會計政策一致。

2. 分類資料

業務分類

本集團期間的營業額及業績按業務分類的分析如下：

	截至二〇〇三年十二月三十一日止六個月			截至二〇〇二年十二月三十一日止六個月		
	數據網絡系統設計、銷售與開發及提供相關工程服務	貨品銷售	本集團	數據網絡系統設計、銷售與開發及提供相關工程服務	貨品銷售	本集團
	千港元	千港元	千港元	千港元	千港元	千港元
營業額	154,047	31,038	185,085	232,132	51,828	283,960
分類業績	8,806	3,257	12,063	27,927	10,170	38,097
未分配收入			696			1,433
未分配開支			(6,768)			(8,837)
經營溢利			5,991			30,693
財務成本			(380)			(172)
應佔聯營公司虧損			(593)			(740)
除税前溢利			5,018			29,781
税項			(790)			(4,707)
除税後溢利			4,228			25,074
少數股東權益			(906)			683
股東應佔溢利			3,322			25,757

各業務分部之間並無進行銷售或其他交易。

3. 折舊

於本期間，本集團的固定資產的折舊為1,500,000港元(二〇〇二年：1,300,000港元)。

4. 稅項

本集團於回顧期間並無香港估計應課稅溢利，故賬目並無就香港利得稅計提撥備。

澳門補充所得稅，是按回顧期間本集團在澳門經營的成員公司的估計應課稅溢利的15.75%計算。

中國大陸所得稅乃按於中國大陸經營的集團公司的估計應課稅溢利33%計算。

於綜合損益賬扣除的稅項金額為：

	截至十二月三十一日止三個月		截至十二月三十一日止六個月	
	二〇〇三年	二〇〇二年	二〇〇三年	二〇〇二年
	千港元	千港元	千港元	千港元
香港利得稅	—	—	—	—
澳門補充所得稅	395	3,675	469	4,707
中國大陸所得稅	186	—	321	—
	581	3,675	790	4,707

本期間並無任何重大未撥備遞延稅項(二〇〇二年：無)。

5. 股息

	截至十二月三十一日止三個月		截至十二月三十一日止六個月	
	二〇〇三年	二〇〇二年	二〇〇三年	二〇〇二年
	千港元	千港元	千港元	千港元
特別中期股息(附註(a))	3,344	—	3,344	—
就二〇〇三年／二〇〇四年建議的中期股息，每股普通股0.005港元(二〇〇二年／二〇〇三年：0.01港元)(附註(b))	3,069	6,080	3,069	6,080
	6,413	6,080	6,413	6,080

附註：

(a) 於二○○三年十二月十九日，董事會批准向本公司普通股的登記持有人派付特別中期股息，作為分拆萬佳訊控股有限公司*(「萬佳訊」)建議的一部份，分拆萬佳訊乃按實物分派萬佳訊股本中每股面值0.01港元的普通股(「萬佳訊股份」)合共13,375,000股的方式進行，以致每持有46股已發行本公司普通股可獲發一股萬佳訊股份。

(b) 董事會已決定向於二○○四年三月五日名列本公司股東名冊的股東派發每股0.5港仙(二○○二年：每股1.0港仙)的中期股息。

6. 每股盈利

每股基本及攤薄盈利乃根據下列數據計算：

	截至十二月三十一日止三個月		截至十二月三十一日止六個月	
	二○○三年	二○○二年	二○○三年	二○○二年
	千港元	千港元	千港元	千港元
盈利				
用作計算每股基本盈利的盈利	2,620	20,058	3,322	25,757
潛在攤薄影響的普通股：可換股債券的利息	46	110	93	219
用作計算每股攤薄盈利的盈利	2,666	20,168	3,415	25,976
	千股	千股	千股	千股
股份數目				
用作計算每股基本盈利的普通股加權平均數	613,819	607,984	613,819	607,984
潛在攤薄影響的普通股：可換股債券	4,863	10,658	4,863	10,658
用作計算每股攤薄盈利的普通股加權平均數	618,682	618,642	618,682	618,642

7. 應收貿易賬項及票據

於二○○三年十二月三十一日，應收貿易賬項及票據的賬齡分析如下：

	於二○○三年十二月三十一日 千港元	於二○○三年六月三十日 千港元
0-3個月	77,994	42,985
4-6個月	25,175	19,479
7-12個月	23,640	54,437
12個月以上	90,087	43,089
	216,896	159,990
減：撥備	(19,475)	(21,942)
	197,421	138,048

授予客戶的信貸條件各有不同，但一般為個別客戶及本集團磋商的結果。客戶一般需於項目的不同階段支付款項。

8. 應付貿易賬項及票據

於二○○三年十二月三十一日，應付貿易賬項及票據的賬齡分析如下：

	於二○○三年十二月三十一日 千港元	於二○○三年六月三十日 千港元
0-3個月	44,372	39,129
4-6個月	7,539	2,536
7-12個月	17,229	1,729
12個月以上	364	5,745
	69,504	49,139

9. 股本

	每股面值0.10港元的普通股	
	股份數目	千港元
法定		
於二〇〇三年十二月三十一日及二〇〇三年六月三十日	2,000,000,000	200,000
已發行及繳足		
於二〇〇三年十二月三十一日及二〇〇三年六月三十日	613,819,000	61,382

10. 儲備

	股份溢價	資本贖回儲備	投資重估儲備	合併儲備	外滙儲備	法定儲備	保留盈利	合共
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二〇〇三年七月一日	97,676	702	(4,158)	35,549	108	49	149,146	279,072
非買賣證券重估的盈餘	–	–	8,340	–	–	–	–	8,340
海外附屬公司折算賬目產生的差額	–	–	–	–	(49)	–	–	(49)
集團重組	–	–	–	1,934	–	–	–	1,934
股東應佔溢利	–	–	–	–	–	–	3,322	3,322
於二〇〇二年／二〇〇三年已付末期股息	–	–	–	–	–	–	(3,069)	(3,069)
特別中期股息	–	–	–	–	–	–	(3,344)	(3,344)
於二〇〇三年十二月三十一日	97,676	702	4,182	37,483	59	49	146,055	286,206
由下列項目代表：								
二〇〇三年／二〇〇四年建議中期股息								3,069
於二〇〇三年十二月三十一日的儲備								283,137
								286,206

	股份溢價	資本贖回儲備	投資重估儲備	合併儲備	外滙儲備	保留盈利	合共
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二○○二年七月一日	86,590	702	(2,372)	35,549	(10)	147,779	268,238
海外附屬公司折算賬目產生的差額	–	–	–	–	(32)	–	(32)
股東應佔溢利	–	–	–	–	–	25,757	25,757
已付二○○一年／二○○二年末期股息	–	–	–	–	–	(3,040)	(3,040)
於二○○二年十二月三十一日	86,590	702	(2,372)	35,549	(42)	170,496	290,923

11. 關連人士交易

按本集團日常業務進行的重大關連人士交易如下：

	截至十二月三十一日止三個月		截至十二月三十一日止六個月	
	二○○三年	二○○二年	二○○三年	二○○二年
	千港元	千港元	千港元	千港元
向Zetronic Comunicações Lda銷售貨品(附註(a))	–	17	15	34
應付本公司董事的租金費用(附註(b))	192	192	384	294

(a) Zetronic Comunicações Lda為一間於澳門註冊成立的公司，並由José Manuel dos Santos先生擁有。本公司董事認為，該等交易乃按本集團日常業務及正常商業條款進行。

(b) 本集團向José Manuel dos Santos先生租賃其澳門辦公室單位，由一九九九年十月一日起至二○○二年八月二日，月租為5,000港元，而由二○○二年九月十六日起，則為38,000港元。此外，本集團亦向José Manuel dos Santos先生租賃其廣州辦公室單位，月租約為26,000港元，由二○○二年二月一日開始。

管理層討論與分析

資本承擔及重大投資

於二○○三年十二月三十一日，本集團概無任何重大資本承擔及重大投資。

重大收購及出售事項

除以代價8,227,000港元收購於逸強（澳門）有限公司及PE科研發展有限公司的100%股權外，本集團於中報期間並無重大收購或出售事項。

僱員資料

於二○○三年十二月三十一日，本集團於香港、澳門及中國大陸的僱員有210名。全體僱員的酬金總額達13,900,000港元。

本集團的酬金及花紅政策基本上根據個別僱員的表現而定。

本集團已採納購股權計劃，據此，本集團的若干僱員可獲授購股權以購買股份。

本集團亦為技術僱員及市場推廣員提供多項培訓計劃及產品介紹，以提升其整體質素，並讓彼等緊貼行業趨勢。

集團資產的抵押

於二○○三年十二月三十一日，本集團並無任何集團資產的抵押。

重大投資或購入資本資產的未來計劃詳情

除上文所披露者外，本公司現正評估提供互動語音回覆系統及短訊服務的市場，如出現投資良機，或會調配投資資源到此範疇。

外滙風險

本集團主要以港元、澳門元、美元及人民幣賺取收益及產生成本。董事認為本集團的外滙風險的影響屬微不足道。

或然負債

於二○○三年十二月三十一日，本集團概無任何或然負債。

業務回顧

核心業務－數據網絡基建

雖然中國電訊業的結構性變動已逐漸落實，而集團在提升和擴展公用數據網絡的業務方面亦重新整固，重拾升軌，不過正如集團預計，對電訊同業而言，二○○三年依然充滿挑戰。於三個月期間內，集團核心數據網絡業務的營業額，較二○○三年的前三季，已見逐步回升。在這回顧的期間內，在已取得的合約當中，集團再次取得廣東中國電信的21,000,000港元合約，為廣東省擴展綜合數據網絡。取得此份合約後，集團已連續超過10年支持廣東中國電信，發展省內公用數據網絡。此外，集團還獲得河北中國網通批出的12,800,000港元合約、河南中國網通批出的16,000,000港元合約、遼寧中國網通批出的5,000,000港元合約及安徽教育廳批出的3,900,000港元合約。

集團最珍貴的資產是集團已建立的寶貴客戶群，當中包括中國主要的知名電訊服務供應商，不斷讓集團充分提高其業務增長。集團藉著與集團的電訊經營商客戶建立穩健關係，一直向集團的已建立客戶群互銷和推廣由集團位於上海的附屬公司泰思通軟件(上海)有限公司(「泰思通」)研究及開發的操作支援系統(「OSS」)。在取得廣東中國電信的合約後，集團更積極向現有客戶，包括重慶中國電信及海南中國電信，以及新電訊服務供應商，包括福建中國電信及雲南中國電信推介OSS。為加強集團的競爭力，集團不斷加強和提升OSS，增加國際廠家管理的設備名單，讓電訊服務供應商能有效及實際管理他們的數據網絡，而只須利用單一的OSS管理多個廠家的設備。集團目前正提升集團的OSS，可管理由六名國際設備廠家的設備(包括阿爾卡特、北電、朗訊、Juniper、思科及Riverstone的網絡設備)建成的數據網絡。

增值服務－技術支援服務

集團在技術支援隊伍的投資開始取得成果。除了為中國的20個省、市及自治區的現有建立客戶群提供優質前線服務支援外，投資及建立穩健並對產品、科技和網絡維護擁有豐富知識，以及具全國經驗的技術支援隊伍的另一個主要目的，是要讓愛達利處於理想位置，作為本地及外國電訊服務供應商及設備廠家提供技術支援服務的主要供應商。於三個月期間內，集團成功取得包括本地電訊服務供應商及國際設備廠家等客戶批出的服務合約，總值2,800,000港元。

分拆實體－萬佳訊

萬佳訊為本集團旗下企業，於二○○四年一月十九日在創業板成功上市。這已分拆的實體主要專注提供企業解決方案，初步專注於數碼影象管理解決方案VodaImage和VodaMax，而上市成功為該實體籌得所得款項淨額約23,000,000港元(扣除上市開支後)。該等所得款項淨額將用於(i)擴充萬佳訊的研究及開發隊伍，藉以開發和改良產品；(ii)業務開發及擴充市場推廣隊伍及地理覆蓋；(iii)與大學及軟件公司發展合作安排；及(iv)收購軟件公司，以補足萬佳訊集團的未來增長。預期萬佳訊獨立上市後，將改善資源運用，並由一組分開及獨立的管理隊伍主要專注萬佳訊的業務未來發展和擴張。

進行內部重組以重組集團業務

在本財政年度內，集團展開內部重組，以根據下列業務重組愛達利，該等業務包括：

數據網絡基建工程－集團的核心業務，透過增加產品發售、擴大客戶基礎、及拓展中國及亞太地區的地理覆蓋進行業務擴張；及

提供企業解決方案－透過萬佳訊(於本財政年度分拆及在創業板上市的實體)經營此項業務，萬佳訊將會專注為已揀選的垂直市場客戶，以其一系列品牌應用方案，提供各式各樣的企業解決方案；及

提供話音市場增值服務－擴大提供話音市場的增值服務業務，例如：透過流動或固網電話提供互動話音回覆系統及短訊服務，讓愛達利擴大電訊業的話音市場之際，可同時藉著每月產生穩定及經常的收入來源，加強收益基礎。

經營業績回顧

營業額及盈利能力

如預期般，二〇〇三年依然充滿挑戰。雖然本集團繼續受到電訊業重組帶來的不利影響，加上集團的主要客戶中國電信及中國網通將資本開支轉投在本集團項目以外，但本集團於三個月期間的營業額已逐步回升。三個月期間的營業額達101,400,000港元，儘管較截至二〇〇二年十二月三十一日止三個月的上一個同期減少48.6%，惟於六個月期間的營業額的增幅令人鼓舞，較二〇〇三年一月一日至六月三十日六個月的營業額上升76.6%。集團除經歷核心業務穩步復甦外，目下所見，淨利潤維持於21.4%亦就穩定集團核心業務的邊際毛利，使其維持於21.4%的水平而飽受壓力。集團的核心業務包括設計及執行數據網絡系統及提供有關的工程服務。

集團的核心業務逐步復甦的同時，集團繼續錄得三個月期間的銷售及行政開支上升至18,600,000港元、而三個月期間的純利則減少至2,600,000港元。銷售及行政開支增加是由於下列各項所致：

- 1,100,000港元來自為應付本集團的擴張及收購計劃，籌措的15,000,000美元有期貸款；

- 1,600,000港元是萬佳訊為擴大及加強其市場推廣及研究及開發隊伍而增聘人手時產生；

- 500,000港元來自泰思通。集團在二〇〇三年九月獲批合約，現正為廣東中國電信安裝及執行OSS，及集團預期有關銷售軟件的收益將於截至二〇〇四年六月三十日止財政年度的第四季確認；及

- 700,000港元來自增聘澳門項目隊伍人手，以應付博彩經營商的業務增加。於二〇〇四年二月十三日，澳門博彩經營商取得的手頭訂單總值超過30,000,000港元。

資本架構、流動資金及財務資源

本集團繼續維持穩健的財務及資本結構，銀行借貸極低。於二〇〇三年十二月三十一日，集團賬目的未償還債項包括發行予Riverstone Networks, Inc.的1,250,000美元(9,700,000港元) 1.90875厘可換股債券，及為集團在中國的附屬公司的營運所需而借貸的短期貸款人民幣6,300,000元。本集團的資產負債比率(借貸總額／股東資金)處於令人欣慰的水平，為4.4%，及每股資產淨值維持在0.58港元。手頭現金達103,600,000港元，而截至目前為止已收的應收賬項為18,100,000港元。

董事於本公司或任何相聯法團的股份、相關股份及債券的權益及淡倉

於二〇〇三年十二月三十一日，本公司各董事及行政總裁於本公司及其相聯法團(定義見證券及期貨條例第十五部)的股份、相關股份及債券中，擁有記錄於本公司根據證券及期貨條例第352條或其他條文須存置的登記冊或知會本公司的權益及淡倉如下：

1. 於本公司股份、相關股份及債券的權益

	所持普通股／相關股份數目			股權
	個人權益	公司權益	總計	百分比
José Manuel dos Santos先生	600,000 *(附註(a))*	293,388,000 *(附註(e))*	293,988,000	47.89%
嚴康先生	8,257,500 *(附註(b))*	—	8,257,500	1.35%
關鍵文先生	13,162,500 *(附註(c))*	—	13,162,500	2.14%
Monica Maria Nunes女士	3,352,500 *(附註(d))*	—	3,352,500	0.55%

附註：

(a) José Manuel dos Santos先生的個人權益包括本公司向其授出的購股權所涉及的600,000股相關股份，有關詳情載於「購股權」一節。上述權益由José Manuel dos Santos先生以實益擁有人身份持有。

(b) 嚴康先生的個人權益包括7,357,500股股份及本公司向其授出的購股權所涉及的900,000股相關股份，有關詳情載於「購股權」一節。上述權益由嚴康先生以實益擁有人身份持有。

(c) 關鍵文先生的個人權益包括12,262,500股股份及本公司向其授出的購股權所涉及的900,000股相關股份，有關詳情載於「購股權」一節。上述權益由關鍵文先生以實益擁有人身份持有。

(d) Monica Maria Nunes女士的個人權益包括2,452,500股股份及本公司向其授出的購股權所涉及的900,000股相關股份，有關詳情載於「購股權」一節。上述權益由Monica Maria Nunes女士以實益擁有人身份持有。

(e) 該等股份以Eve Resources Limited的名義持有。Eve Resources Limited的全部已發行股本由José Manuel dos Santos先生全資擁有的Lois Resources Limited以全權家族信託的信託人身份持有。

2. 於本公司相聯法團股份及相關股份中的權益

萬佳訊

	所持萬佳訊股本中每股面值0.01港元的相關普通股數目			
	個人權益	公司權益	總計	股權百份比
José Manuel dos Santos先生	—	346,385,369	346,385,369	2,664.50%
嚴康先生	160,318 (附註f)	—	160,318	1.23%
關鍵文先生	267,197 (附註f)	—	267,197	2.06%
Monica Maria Nunes女士	53,428 (附註f)	—	53,428	0.41%

(f) 於二○○三年十二月十九日，董事會有條件地批准向於二○○三年十二月三十一日，其名字載於本公司股東登記名冊的本公司普通股登記持有人，按彼等於當日的股權比例，按比例派付特別中期股息，作為分拆萬佳訊建議的一部份，分拆萬佳訊股份合共13,375,000股萬佳訊股份的方式進行。

所有其他相聯法團

由於José Manuel dos Santos先生實益擁有本公司已發行股本的三份之一以上，故被視為於本公司所有其他相聯法團的已發行股本中擁有權益。

3. 於本公司相關股份的淡倉

本公司根據購股權計劃授出購股權，可認購本公司相關股份合共17,138,000股，有關詳情載於「購股權」一節。於二○○二年二月，本公司向本集團一名供應商發行總值3,500,000美元的可換股債券。該等可換股債券分三批發行。首兩批已獲行使或贖回，於二○○三年十二月三十一日，第三批換股權尚未獲行使。第三批可換股債券所附帶的換股權(如獲行使)，賦予其持有人權利，可額外獲發本公司的普通股約4,862,500股。

與尚未行使購股權及可換股債券有關的合共22,000,500股相關股份，佔本公司於二○○三年十二月三十一日的已發行股本約3.58%。

由於José Manuel dos Santos先生擁有本公司於二○○三年十二月三十一日的已發行股本的三份之一以上，故被視為於22,000,500股相關股份中擁有淡倉。

4. **於本公司相聯法團的相關股份中擁有淡倉**

誠如上文附註(f)所述，及符合有關萬佳訊股份於創業板上市而配售萬佳訊股份的條件，萬佳訊將向本公司普通股的登記持有人發行合共13,375,000股萬佳訊股份。本公司已向其股東授出購股權，惟不包括Eve Resources Limited (由一項全權信託的受託人José Manuel dos Santos先生 (於二○○三年十二月三十一日，其地址載於本公司於香港的股東登記名冊內) 全資擁有的公司Lois Resources Limited全資擁有)，以根據配售 (定義見萬佳訊於二○○三年十二月三十一日刊發的招股章程內) 出售該等權益予萬佳訊股份。José Manuel dos Santos先生被Lois Resources Limited視為於6,982,131股相關萬佳訊股份 (視乎本公司將授出的認沽權而定，該等股份佔萬佳訊已發行股本的53.71%) 中擁有淡倉。

除上文所披露者外，概無董事於本公司或其任何相聯法團 (定義見證券及期貨條例第十五部) 的股份、相關股份及債券中，擁有記錄於根據證券及期貨條例第352條存置的登記冊或根據上市公司董事進行證券交易的標準守則須知會本公司及聯交所的任何權益或淡倉。

主要股東於本公司股份及相關股份中的權益及淡倉

於二○○三年十二月三十一日，根據證券及期貨條例第336條存置的主要股東登記冊顯示，本公司已獲知會下列主要股東權益，即擁有本公司已發行股本5%或以上及／或淡倉：

股東名稱	好倉／淡倉	普通股數目	相關股份數目	股權百份比
Eve Resources Limited	好倉	293,388,000	–	47.80%
	淡倉	–	22,000,500	3.58%
Lois Resources Limited	好倉	293,388,000	–	47.80%
	淡倉	–	22,000,500	3.58%
李漢健	好倉	293,988,000	–	47.89%
	淡倉	–	22,000,500	3.58%

Eve Resources Limited的所有已發行股本由José Manuel dos Santos先生全資擁有的公司Lois Resources Limited持有。José Manuel dos Santos先生於本公司的權益於「董事於本公司或任何相聯法團的股份、相關股份及債券的權益及淡倉」一節中披露。

除上文所披露者外，於二○○三年十二月三十一日，根據證券及期貨條例第336條存置的主要股東登記冊顯示，本公司並不知悉任何主要股東權益及淡倉，即本公司已發行股本5%或以上，惟於「董事於本公司或任何相聯法團的股份及相關股份的權益及淡倉」一節所披露的董事權益及淡倉除外。

與控股股東特定履約有關的有契諾貸款協議

於二○○三年九月二十六日，本公司於英屬處女群島註冊成立為有限責任公司的全資附屬公司Vodatel Holdings Limited（「愛達利控股」）就一項達15,000,000美元的定期貸款融資與澳門商業銀行、中信嘉華銀行有限公司、德國北方銀行香港分行、中國工商銀行（亞洲）有限公司（以上統稱「貸款人」）及渣打銀行（「代理行」）訂立貸款融資協議（「協議」）。貸款乃用作一般企業用途及一般營運資金。愛達利控股只可於協議日期起（包括該日）直至其後六個月止日期期間動用貸款。愛達利控股須於協議日期後十八個月的日期起，連續分四期以相同金額每半年支付一次的分期款項償還所動用的貸款。儘管上述列明，根據協議的所有未償還款額須於協議日期後三十六個月的日期償還。

本公司亦於二○○三年九月二十六日，就愛達利控股根據協議的債務以貸款人及代理行為受益人簽署擔保及彌償保證契據（「擔保」）。

根據創業板上市規則，倘本公司或其任何附屬公司所訂立的其他協議包括對任何控股股東施加特定履約責任的條件，而違反該責任將就貸款引致失責，而有關失責對本公司業務而言屬重大，本公司須作出披露。根據擔保及協議，本公司及愛達利控股向代理行及各貸款人承諾，彼等須各自確保：

(i) 現有信托的受托人，據此，José Manuel dos Santos先生的家族成員為信託受益人，其資產包括本公司已發行股本47.80%之控股股權（「Santos家族信託」）為本公司的控股股東（定義見創業板上市規則）於任何時間均須直接或間接持有不少於本公司各類已發行具投票權股本35%作為其信託資產，而José Manuel dos Santos先生與本公司於二○○二年八月十二日訂立（其後於二○○四年二月十日重續）的服務協議，未經代理行發出事先書面同意的情況下，並無予以修訂或終止；及

(ii)在未經貸款人，而當中參與者佔貸款逾66²/₃%，或倘並無提供墊款或尚未償還，則指其承諾佔未動用承諾餘額逾66²/₃%的貸款人發出事先書面同意(該項同意不得無理隱瞞反對或延遲)的情況下，Santos家族信託不得(無論以單一交易或多項相關或無關交易及無論同時或於某段期間內進行)自願出售其於本公司股權5%以上。

倘未能履行上述承諾，代理行可宣佈根據協議的所有債務即時到期償還。

此節乃應創業板上市規則第17.20條的規定而發表。

購股權

本公司於二○○二年十一月五日舉行的股東特別大會上採納一項新購股權計劃(「該計劃」)。

於二○○三年六月三十日，根據該計劃授出3,300,000份購股權予本公司董事及13,838,000份購股權予本集團僱員。購股權行使價為0.42港元，有關個別董事所得購股權詳情載於「董事於本公司或任何相聯法團的股份、相關股份及債券的權益及淡倉」一節。於二○○三年十二月三十一日，並無購股權獲行使。

購股權可由購股權授出並獲承授人接納日期起三年期間內行使，並於二○一二年十一月四日屆滿，以較早者為準。

競爭權益

本公司的董事或管理層股東(定義見創業板上市規則)概無擁有與本集團業務構成競爭或可能構成競爭的業務權益。

董事會常規及程序

自於聯交所創業板上市以來，本公司已遵從創業板上市規則第5.28條至5.39條所載的董事會常規及程序的規定。

審核委員會

本公司於二○○○年二月十日，按照符合創業板上市規則第5.23及5.24條於書面列明職權範圍成立審核委員會。審核委員會由三名成員所組成，包括本公司主席José Manuel dos Santos先生及兩名獨立非執行董事崔世昌先生及盧景昭先生。

購買、出售或贖回上市證券

於三個月期間及六個月期間，本公司或其任何附屬公司概無購買、出售或購回本公司任何上市證券。

承董事會命
愛達利網絡控股有限公司
主席
José Manuel dos Santos

香港，二○○四年二月十三日

本公佈將由刊登日期起在創業板網站「最新公司公告」刊登最少七日。

* 僅供識別

The Stock Exchange of Hong Kong Limited ("Exchange") takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of Vodatel Networks Holdings Limited collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market ("GEM") of the Exchange for the purpose of giving information with regard to Vodatel Networks Holdings Limited. The directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(incorporated in Bermuda with limited liability)

NOTICE OF BOARD OF DIRECTORS' MEETING

The board of directors (the "Board") of Vodatel Networks Holdings Limited (the "Company") hereby announces that a meeting of the Board will be held at 74 da Rua da Felicidade, Edf. Vodatel, Taipa, Macau on 13th February, 2004 at 5:00 p.m. for the following purposes:

1 To consider and approve the unaudited consolidated results of the Company and its subsidiaries for the six months ended 31st December, 2003 (the "Interim Results") and approve the draft announcement of the Interim Results to be published on the GEM website, the Company website and irasia.com website;

2 To consider the payment of an interim dividend, if any;

3 To consider the closure of the Register of Members, if necessary; and

4 To transact any other business.

By order of the Board
Vodatel Networks Holdings Limited
José Manuel dos Santos
Chairman

Hong Kong, 30th January, 2004

This announcement will remain on the GEM website on the "Latest Company Announcements" page for at least 7 days from the date of its posting.

* *For identification purpose only*

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(在百慕達註冊成立的有限公司)

董事會會議公告

愛達利網絡控股有限公司(「本公司」)董事會謹此公佈，董事會將於二〇〇四年二月十三日下午五時正假座澳門氹仔永福街七十四號愛達利大廈舉行會議，以商討下列事項：

(1)考慮及通過本公司及各附屬公司截至二〇〇三年十二月三十一日止六個月之未經審核綜合業績(「中期業績」)，並通過將中期業績公佈草案刊登於創業板網站、本公司網站及irasia.com網站；

(2)考慮派付中期股息(如有)；

(3)考慮暫停辦理股份過戶登記手續(倘有需要)；及

(4)處理任何其它事項。

承董事會命
愛達利網絡控股有限公司
主席
José Manuel dos Santos

香港，二〇〇四年一月三十日

本公佈將於刊登日期後在創業板網站「最新公司公告」內刊登最少七日。

* 僅供識別

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(incorporated in Bermuda with limited liability)

ANNOUNCEMENT ELECTION FOR EXERCISING OF THE PUT OPTION RELATING TO PROPOSAL FOR THE SEPARATE LISTING OF MEGAINFO HOLDINGS LIMITED ON THE GROWTH ENTERPRISE MARKET OF THE STOCK EXCHANGE OF HONG KONG LIMITED INVOLVING A DISTRIBUTION OF SHARES IN MEGAINFO HOLDINGS LIMITED TO SHAREHOLDERS OF VODATEL NETWORKS HOLDINGS LIMITED

Further to the announcements of the Company dated 19th December 2003 and 22nd December 2003, and the circular of the Company dated 31st December 2003, the Board has been notified by Abacus Share Registrars Limited, branch share registrar of the Company that out of 13,375,000 Put Option given to the Vodatel Shareholders, Put Option for a total of 9,723,534 MegaInfo Shares have been exercised by the Eligible Vodatel Shareholders. Cheques for the Cash Payment (net of expenses) are expected to be despatched on 16th January 2004.

Further announcement(s) will be made as and when appropriate in respect of any material developments of the Separate Listing and/or any material change in the information contained in the Circular. Vodatel Shareholders are therefore reminded to exercise caution when dealing in the Vodatel Shares.

Reference is made to the announcements of the Company dated 19th December 2003 and 22nd December 2003, and the circular of the Company dated 31st December 2003 (the "Circular") in respect of, among other things, the Separate Listing, the Distribution and the Put Option. Unless the context otherwise requires, terms used herein shall have the same meanings as those defined in the Circular.

The Board has been notified by Abacus Share Registrars Limited, branch share registrar of the Company that out of 13,375,000 Put Option given to the Vodatel Shareholders, Put Option for a total of 9,723,534 MegaInfo Shares have been exercised by the Eligible Vodatel Shareholders. Cheques for the Cash Payment (net of expenses) are expected to be despatched on 16th January 2004.

Further announcement(s) will be made as and when appropriate in respect of any material developments of the Separate Listing and/or any material change in the information contained in the Circular. Vodatel Shareholders are therefore reminded to exercise caution when dealing in the Vodatel Shares.

Vodatel Shareholders should refer to the MegaInfo Prospectus issued by MegaInfo for information relating to MegaInfo.

By order of the Board
José Manuel dos Santos
Chairman

Hong Kong, 14th January 2004

This announcement for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on GEM of the Stock Exchange for the purpose of giving information with regard to the Company. The directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief:

1. *the information contained in this announcement is accurate and complete in all material respects and not misleading;*

2. *there are no other matters the omission of which would make any statement in this announcement misleading; and*

3. *all opinion expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.*

This announcement will remain on the GEM website at www.hkgem.com on the "Latest Company Announcements" page for at least 7 days from the days of its posting and on the Company's website at www.vodatelsys.com.

* *For identification purpose only*

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

（在百慕達註冊成立的有限公司）

公佈
選擇行使有關
MEGAINFO HOLDINGS LIMITED
在香港聯合交易所有限公司
創業板
獨立上市的建議
（當中涉及向愛達利網絡控股有限公司*的股東分派
MEGAINFO HOLDINGS LIMITED的股份）的認沽權

繼本公司於二○○三年十二月十九日及二○○三年十二月二十二日發表的公佈，以及本公司於二○○三年十二月三十一日刊發的通函後，董事會已獲本公司的股份過戶登記分處雅柏勤證券登記有限公司知會，在給予愛達利股東的13,375,000項認沽權中，合共9,723,534股萬佳訊股份的認沽權已獲合資格愛達利股東行使。現金繳款(已扣除開支)的支票預期將於二○○四年一月十六日寄發。

本公司將於適當時候，就獨立上市的任何重大發展及／或通函所載資料的任何重大變動另行發表公佈。因此，愛達利股東於買賣愛達利股份時，務請審慎行事。

本公佈茲提述本公司就(其中包括)獨立上市、分派及認沽權而於二○○三年十二月十九日及二○○三年十二月二十二日發表的公佈，以及本公司於二○○三年十二月三十一日刊發的通函(「通函」)。除文義另有所指外，本公佈所採用的詞彙與通函所界定的詞彙具有相同涵義。

董事會已獲本公司的股份過戶登記分處雅柏勤證券登記有限公司知會，在給予愛達利股東的13,375,000項認沽權中，合共9,723,534股萬佳訊股份的認沽權已獲合資格愛達利股東行使。現金繳款(已扣除開支)的支票預期將於二〇〇四年一月十六日寄發。

本公司將於適當時候，就獨立上市的任何重大發展及／或通函所載資料的任何重大變動另行發表公佈。因此，愛達利股東於買賣愛達利股份時，務請審慎行事。

愛達利股東應參閱萬佳訊刊發的萬佳訊招股章程，以了解有關萬佳訊的資料。

承董事會命
主席
José Manuel dos Santos

香港，二〇〇四年一月十四日

本公佈(本公司的董事願共同及個別對此負全責)乃遵照聯交所《創業板證券上市規則》的規定而提供有關本公司的資料。各董事經作出一切合理查詢後，確認就彼等所深知及確信：

1. 本公佈所載資料在各重大方面均屬準確及完整，且無誤導成分；
2. 並無遺漏任何其他事實致使本公佈所載任何聲明產生誤導；及
3. 本公佈內表達的一切意見乃經審慎周詳考慮後方作出，並以公平合理的基準及假設為依據。

本公佈將由刊發日期起最少一連七天在創業板網站www.hkgem.com的「最新公司公告」及本公司網站www.vodatelsys.com刊載。

* 僅供識別

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

(Incorporated in Bermuda with limited liability)

PROPOSAL FOR THE SEPARATE LISTING OF MEGAINFO HOLDINGS LIMITED ON THE GROWTH ENTERPRISE MARKET OF THE STOCK EXCHANGE OF HONG KONG LIMITED INVOLVING A DISTRIBUTION OF SHARES IN MEGAOINFO HOLDINGS LIMITED TO SHAREHOLDERS OF VODATEL NETWORKS HOLDINGS LIMITED

DESPATCH OF CIRCULAR

Further to the announcements of the Company dated 19th December 2003 and 22nd December 2003, a circular (the "Circular") dated 31st December 2003 containing further details in respect of, among other things, the Separate Listing, the Distribution and the Put Option together with the form of election will be despatched to the Vodatel Shareholders on 31st December 2003.

In addition, the Directors wish to inform the Vodatel Shareholders that the expected timetable as contained in the announcement of the Company dated 19th December 2003 has been revised such that, among other things, the dealings in the MegaInfo Shares are expected to commence on 19th January 2004.

Vodatel Shareholders should note that the Board may or may not proceed with the Separate Listing in accordance with the terms set out in the Circular, or at all. Further announcement(s) will be made as and when appropriate in respect of any material developments of the Separate Listing and/or any material change in the information contained in the Circular. The implementation of the Separate Listing may be subject to changes and the approval from the Stock Exchange and such further conditions that may be imposed by the Stock Exchange, which may or may not be obtained. Vodatel Shareholders are therefore reminded to exercise caution when dealing in the Vodatel Shares.

Unless the context otherwise requires, terms used herein shall have the same meanings as those defined in the announcement of the Company dated 19th December 2003.

DESPATCH OF THE CIRCULAR

Reference is made to the announcements of the Company dated 19th December 2003 and 22nd December 2003. The Circular, which contains further details in respect of, among other things, the Separate Listing, the Distribution and the Put Option together with the form of election, will be despatched to the Vodatel Shareholders on 31st December 2003.

MEGAINFO PROSPECTUS

The Board is pleased to announce that MegaInfo Prospectus dated 31st December 2003 is available, for information purposes only, for collection by the public in Hong Kong during normal office hours (9:00 a.m. — 5:00 p.m.) for a period of 14 days from 4:00 a.m. on 31st December 2003 until 5:00 p.m. on 13th January 2004 (both days inclusive) at offices of CSC Asia Limited at Unit 3204-07, 32/F., COSCO Tower, Grand Millennium Plaza, 183 Queen's Road Central, Hong Kong and REXCAPITAL (Hong Kong) Limited at 34/F., COSCO Tower, Grand Millennium Plaza, 183 Queen's Road Central, Hong Kong and the Growth Enterprise Market ("GEM") website at www.hkgem.com. Vodatel Shareholders can collect the MegaInfo Prospectus at the head office of the Company in Hong Kong at Room 1401, 14/F, China Merchants Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong during the aforementioned period. Vodatel Shareholders are advised to read carefully the MegaInfo Prospectus and the formal notice of MegaInfo dated 31st December 2003 in this regard before making any decision in relation to the election of the Put Option.

Vodatel Shareholders should note that the Board may or may not proceed with the Separate Listing in accordance with the terms set out in the Circular, or at all. Further announcement(s) will be made as and when appropriate in respect of any material developments of the Separate Listing and /or any material change on the information contained in the Circular. The implementation of the Separate Listing may be subject to changes and the approval from the Stock Exchange and such further conditions that may be imposed by the Stock Exchange, which may or may not be obtained. Vodatel Shareholders are therefore reminded to exercise caution when dealing in the Vodatel Shares.

EXPECTED TIMETABLE

The Directors wish to inform the Vodatel Shareholders that the expected timetable as contained in the announcement of the Company dated 19th December 2003 has been revised as follows:

Despatch of the forms of election for exercising the Put Option and the Circular	31st December 2003
Issue of the MegaInfo Prospectus	31st December 2003
Register of members of the Company re-opens on	2nd January 2004
Latest time for receipt of the forms of election forexercising the Put Option by the Registrar	4:00 p.m.on 12th January 2004
Announcement of results of the Placing and the election for exercising the Put Option	15th January 2004
Certificates for the MegaInfo Shares expected to be despatched on	16th January 2004
Cheques for the Cash Payment expected to be despatched on	16th January 2004
Dealings in the MegaInfo Shares expected to commence on	19th January 2004

By order of the Board
José Manuel dos Santos
Chairman

Hong Kong, 31st December 2003

This announcement for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on GEM of the Stock Exchange for the purpose of giving information with regard to the Company. The directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief:

1. *the information contained in this announcement is accurate and complete in all material respects and not misleading;*

2. *there are no other matters the omission of which would make any statement in this announcement misleading; and*

3. *all opinion expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.*

This announcement will remain on the GEM website at www.hkgem.com on the "Latest Company Announcements" page for at least 7 days from the day of its posting and on the Company's website at www.vodatelsys.com.

* *For identification purpose only*

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

(在百慕達註冊成立的有限公司)

MEGAINFO HOLDINGS LIMITED
在香港聯合交易所有限公司
創業板
獨立上市的建議,
當中涉及向愛達利網絡控股有限公司*的股東分派
MEGAINFO HOLDINGS LIMITED的股份

寄發通函

繼本公司於二〇〇三年十二月十九日及二〇〇三年十二月二十二日刊發的公佈後,日期為二〇〇三年十二月三十一日,載有關於(其中包括)獨立上市、分派及認沽權進一步詳情的通函(「通函」)連同選擇表格,將於二〇〇三年十二月三十一日寄發予愛達利股東。

此外,董事謹此知會愛達利股東,本公司於二〇〇三年十二月十九日刊發的公佈內所載的預期時間表已經修訂,致使(其中包括)預期萬佳訊股份於二〇〇四年一月十九日開始買賣。

愛達利股東務請注意,董事會不一定會根據通函所載的條款進行獨立上市,或甚至不一定會進行。本公司將於適當時候就獨立上市的任何重大發展及/或通函所載資料的任何重大變動作進一步公佈。獨立上市的執行可能須作改動,並且須待取得聯交所的批准及達成聯交所可能施加的其他條件後,始可作實,而本公司不一定會取得有關批准。因此,愛達利股東於買賣愛達利股份時,務須謹慎行事。

除文義另有指明者外,本公佈所用詞彙與本公司於二〇〇三年十二月十九日刊發的公佈所界定者具有相同涵義。

寄發通函

茲提述本公司於二○○三年十二月十九日及二○○三年十二月二十二日刊發的公佈。載有關於(其中包括)獨立上市、分派及認沽權進一步詳情的通函連同選擇表格，將於二○○三年十二月三十一日寄發予愛達利股東。

萬佳訊招股章程

董事會欣然公佈，由二○○三年十二月三十一日上午四時起至二○○四年一月十三日下午五時止(包括首尾兩日)十四日期間的正常辦公時間內(上午九時至下午五時)，於二○○三年十二月三十一日刊發的萬佳訊招股章程，於香港可供公眾人士索取，索取地點為群益亞洲有限公司辦事處(地址為香港皇后大道中183號新紀元廣場中遠大廈32樓3204-07室)及御泰融資(香港)有限公司辦事處(地址為香港皇后大道中183號新紀元廣場中遠大廈34樓)，亦可於創業板網站(www.hkgem.com)瀏覽。愛達利股東可於上述時間在本公司於香港的總辦事處索取萬佳訊招股章程，地址為香港干諾道中168-200號信德中心招商局大廈14樓1401室。愛達利股東就此作出有關選擇認沽權的任何決定前，務須細閱於二○○三年十二月三十日刊發的萬佳訊招股章程及萬佳訊招股公佈。

愛達利股東務請注意，董事會不一定會根據通函所載的條款進行獨立上市，或甚至不一定會進行。本公司將於適當時候就獨立上市的任何重大發展及／或通函所載資料的任何重大變動作進一步公佈。獨立上市的執行可能須作改動，並且須待取得聯交所的批准及達成聯交所可能施加的其他條件後，始可作實，而本公司不一定會取得有關批准。因此，愛達利股東於買賣愛達利股份時，務須謹慎行事。

預期時間表

董事謹此知會愛達利股東，本公司在二○○三年十二月十九日刊發的公佈內所載的預期時間表已修訂如下：

寄發行使認沽權的選擇表格及通函 .... 二○○三年十二月三十一日

刊發萬佳訊招股章程 .... 二○○三年十二月三十一日

恢復辦理本公司股份過戶登記手續 .... 二○○四年一月二日

股份過戶登記處收取行使認沽權
　選擇表格的最後期限 .... 二○○四年一月十二日下午四時正

公佈配售及選擇行使認沽權的結果 .... 二○○四年一月十五日

預期寄發萬佳訊股份股票的日期 .... 二○○四年一月十六日

預期寄發現金繳款支票的日期 .... 二○○四年一月十六日

預期萬佳訊股份開始買賣日期 .... 二○○四年一月十九日

承董事會命
主席
José Manuel dos Santos

香港，二○○三年十二月三十一日

本公佈(本公司的董事願共同及個別對此負全責)乃遵照香港聯合交易所有限公司《創業板證券上市規則》的規定而提供有關本公司的資料。各董事經作出一切合理查詢後，確認就彼等所深知及確信：

1. 本公佈所載資料在各重大方面均屬準確及完整，且無誤導成分；

2. 並無遺漏任何其他事實致使本公佈所載任何聲明產生誤導；及

3. 本公佈內表達的一切意見乃經審慎周詳考慮後方作出，並以公平合理的基準及假設為依據。

本公佈將由刊發日期起最少一連七天在創業板網站www.hkgem.com的「最新公司公告」及本公司網站www.vodatelsys.com刊載。

* 僅供識別

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

(Incorporated in Bermuda with limited liability)

CLARIFICATION ANNOUNCEMENT

Reference is made to the announcement of the Company dated 19th December 2003 ("Announcement"). The Directors wish to clarify certain information contained in the Announcement such that the Vodatel Shareholders will receive approximately one MegaInfo Share for every 46 Vodatel Shares held under the Distribution (instead of 50 as stated in the Announcement).

Reference is made to the Announcement. Unless the context requires otherwise, terms used herein shall have the same meanings as those defined in the Announcement.

As stated in the Announcement, the Separate Listing may involve, among other things, a distribution of the MegaInfo Shares to the Vodatel Shareholders whose names appear on the register of members of the Company on the Distribution Record Date by way of a special interim dividend, which will be satisfied wholly by a distribution in specie to such shareholders pro rata to their proportionate shareholdings as at that date of an aggregate 13,375,000 MegaInfo Shares, such that one MegaInfo Share for every 50 Vodatel Shares in issue on the Distribution Record Date will be transferred to the relevant Vodatel Shareholders provided that fractional entitlements will be disregarded and will not be transferred.

The Directors wish to clarify that on the basis that the Distribution will be satisfied wholly by a distribution in specie to Vodatel Shareholders pro rata to their proportionate shareholdings on the Distribution Record Date of an aggregate 13,375,000 MegaInfo Shares, the Vodatel Shareholders will receive

MegaInfo Shares on a pro rata basis based on the ratio of 13,375,000 MegaInfo Shares divided by the number of Vodatel Shares in issue as at the Distribution Record Date. Based on the number of Vodatel Shares in issue as at the date of this announcement, the Vodatel Shareholders will receive approximately one MegaInfo Share for every 46 Vodatel Shares held under the Distribution (instead of 50 as stated in the Announcement). Fractional entitlements will be disregarded and will be aggregated and sold by the Company under the Placing and the proceeds will be retained by the Company.

By order of the Board
José Manuel dos Santos
Chairman

Hong Kong, 22nd December 2003

This announcement for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to the Company. The directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief:

1. *the information contained in this announcement is accurate and complete in all material respects and not misleading;*

2. *there are no other matters the omission of which would make any statement in this announcement misleading; and*

3. *all opinion expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.*

This announcement will remain on the GEM website at www.hkgem.com on the "Latest Company Announcements" page for at least 7 days from the day of its posting and on the Company's website at www.vodatelsys.com.

* *For identification purpose only*

本公佈謹供參考，而並不構成收購、購買或認購證券的邀請或要約。

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

(在百慕達註冊成立的有限公司)

澄清公佈

茲提述本公司於二○○三年十二月十九日刊發的公佈(「該公佈」)。董事謹此澄清該公佈所載的若干資料，致使愛達利股東根據分派將就持有每46股愛達利股份(而非該公佈所述的50股)收取約一股萬佳訊股份。

茲提述該公佈。除文義另有指明者外，本公佈所用詞彙與該公佈所界定者具有相同涵義。

誠如該公佈所述，獨立上市可能涉及(其中包括)以特別中期股息的方式，向於分派記錄日期名列本公司股東名冊的愛達利股東分派萬佳訊股份。該中期股息將按該等股東於當日的股權比例，向他們實物分派合共13,375,000股萬佳訊股份的方式悉數支付，致使於分派記錄日期有關愛達利股東將就持有每50股已發行愛達利股份獲轉讓一股萬佳訊股份，惟零碎配額將不予受理，亦將不會轉讓。

董事謹此澄清，按照分派將以愛達利股東於分派記錄日期的股權各自所佔的比例，向他們實物分派合共13,375,000股萬佳訊股份的方式悉數支付，愛達利股東收取萬佳訊股份的比例，將按照13,375,000股萬佳訊股份除以分派記錄日期的已發行愛達利股份數目的比率計算。根據本公佈刊發日期已發行萬佳訊股份數目，愛達利股東根據分派將就持有每46股愛達利股份(而非該公佈所述的50股)收取約一股萬佳訊股份。零碎配額將不予受理，及將由本公司彙集處理及根據配售出售，而所得款項撥歸本公司所有。

承董事會命
主席
José Manuel dos Santos

香港，二〇〇三年十二月二十二日

本公佈(本公司的董事願共同及個別對此負全責)乃遵照香港聯合交易所有限公司《創業板證券上市規則》的規定而提供有關本公司的資料。各董事經作出一切合理查詢後，確認就彼等所深知及確信：

1. 本公佈所載資料在各重大方面均屬準確及完整，且無誤導成分；
2. 並無遺漏任何其他事實致使本公佈所載任何聲明產生誤導；及
3. 本公佈內表達的一切意見乃經審慎周詳考慮後方作出，並以公平合理的基準及假設為依據。

本公佈將由刊發日期起最少一連七天在創業板網站www.hkgem.com的「最新公司公告」及本公司網站www.vodatelsys.com刊載。

* 僅供識別

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(incorporated in Bermuda with limited liability)

PROPOSAL FOR THE SEPARATE LISTING OF MEGAINFO HOLDINGS LIMITED ON THE GROWTH ENTERPRISE MARKET OF THE STOCK EXCHANGE OF HONG KONG LIMITED INVOLVING A DISTRIBUTION OF SHARES IN MEGAINFO HOLDINGS LIMITED TO SHAREHOLDERS OF VODATEL NETWORKS HOLDINGS LIMITED

Further to the announcements of the Company dated 30 January 2003, 29 July 2003, 31 July 2003, 4 August 2003, 8 August 2003 and 9 December 2003, the Board wishes to announce that at a board meeting held on 19 December 2003, the Board approved (i) the spin-off of MegaInfo; and (ii) the payment of a special interim dividend as part of the proposal for the spin-off of MegaInfo by way of a distribution in specie in respect of an aggregate of 13,375,000 MegaInfo Shares subject to the Separate Listing becoming unconditional. A circular regarding the proposal for the Separate Listing involving a distribution of MegaInfo Shares to the Vodatel Shareholders will be despatched to the Vodatel Shareholders as soon as practicable.

Vodatel Shareholders and investors should note that the Separate Listing may or may not proceed in accordance with the terms set out in this announcement, or at all. Further announcement(s) will be made as and when appropriate in respect of any material developments in connection with the Separate Listing and/or any material change in the information contained in this announcement. The Directors emphasise that the specific terms and timing of the Separate Listing may be subject to changes and the approval from the Stock Exchange and such further conditions that may be imposed by the Stock Exchange, which may or may not be obtained. Vodatel Shareholders and investors are therefore reminded to exercise caution when dealing in the Vodatel Shares.

INTRODUCTION

Reference is made to the announcements of the Company dated 30 January 2003, 29 July 2003, 31 July 2003, 4 August 2003, 8 August 2003 and 9 December 2003 in relation to its proposal for the Separate Listing involving a distribution of MegaInfo Shares to the Vodatel Shareholders. The Board wishes to announce that at a board meeting held on 19 December 2003, the Board approved (i) the spin-off of MegaInfo; and (ii) the payment of a special interim dividend as part of the proposal for the spin-off of MegaInfo by way of a distribution in specie in respect of an aggregate of 13,375,000 MegaInfo Shares subject to the Separate Listing becoming unconditional.

SEPARATE LISTING PROPOSAL

Under the proposed transactions, MegaInfo will be the holding company of the Group's current business engaging in the provision of enterprise solutions with a focus on self-developed digital image processing management solutions. As such, enterprise solutions business of the Group can be operated distinctively and independently from the other businesses of the Group, the Directors see it as commercially viable and financially beneficial from the perspective of the whole Group to spin-off its interests in such business and, if possible, to seek a separate listing thereof on GEM. CSC Asia Limited and REXCAPITAL (Hong Kong) Limited have been appointed as the sponsor and the co-sponsor to the Separate Listing respectively.

STRUCTURE OF THE SEPARATE LISTING

The exact structure of the Separate Listing (subject to finalisation) may involve:

- a distribution of the MegaInfo Shares to the Vodatel Shareholders whose names appear on the register of members of the Company on the Distribution Record Date by way of a special interim dividend, which will be satisfied wholly by a distribution in specie to such shareholders pro rata to their proportionate shareholdings as at that date of an aggregate 13,375,000 MegaInfo Shares, such that one MegaInfo Share for every 50 Vodatel Shares in issue on the Distribution Record Date provided that fractional entitlements will be disregarded and not allotted and issued.

- for Ineligible Vodatel Shareholders, if any, the MegaInfo Shares which such shareholders would have been otherwise entitled to receive on the same basis as the Eligible Vodatel Shareholders will not been transferred to them and will be retained by the Company to be offered for sale under the Placing. The net proceeds of the sale of such MegaInfo Shares will be used to fund cash payments to the Ineligible Vodatel Shareholders pro rata to their respective shareholdings in the Company as at the Distribution Record Date; and

- an issue of new MegaInfo Shares by way of placing, which will enable MegaInfo to raise additional capital for further business developments.

It is currently proposed that following implementation of the Separate Listing, MegaInfo will become a non wholly-owned subsidiary of the Company. As part of the Separate Listing and as required under the GEM Listing Rules, the Company will undertake not to dispose of its interests in MegaInfo for a period of 12 months after such listing.

PUT OPTION

To allow each of the Eligible Vodatel Shareholders to have a choice as to whether to retain the MegaInfo Shares to be transferred to him/her pursuant to the Distribution, it is proposed that each of them will be given the Put Option. Pursuant to the Put Option, a cash alternative will be offered to the Eligible Vodatel Shareholders who may not wish to hold the MegaInfo Shares. Eligible Vodatel Shareholders who elect for such cash alternative and the Ineligible Vodatel Shareholders will not be transferred any MegaInfo Shares under the

Distribution and the MegaInfo Shares which such shareholders would have been otherwise entitled to receive will be offered for sale under the Placing. Further details will be provided in the Circular. A form of election will also be despatched, as soon as practicable together with the Circular, to the Eligible Vodatel Shareholders entitling them to exercise the Put Option upon and subject to the terms and conditions set out therein.

ODD LOT ARRANGEMENT

Under the Distribution, Vodatel Shareholders will receive one MegaInfo Share for every 50 Vodatel Shares held on the Distribution Record Date provided that fractional entitlements will be disregarded and will not be transferred. As such, Vodatel Shareholders who do not elect for the cash alternative and wish to retain the MegaInfo Shares may hold MegaInfo Shares in odd lots size. In order to facilitate the trading of odd lots of the MegaInfo Shares, an agent will be appointed to provide a "matching service" to those Vodatel Shareholders. Further details will be provided in the Circular.

PLACING PRICE

The Placing Price will be subject to the terms of an underwriting agreement which the Directors expect to be signed nearer the time of issue of the MegaInfo Propectus in connection with the Placing. It is currently expected that the Placing Price will be HK$0.25 per MegaInfo Share (subject to finalisation) and the MegaInfo Prospectus will be issued on or about 31 December 2003.

INFORMATION ON MEGAINFO

MegaInfo is an exempted company incorporated in Bermuda with limited liability on 22 January 2003. The business of the MegaInfo Group originated from within the Group in 1998 and the MegaInfo Group is currently an independent, separate and stand-alone operating unit of the Group. The MegaInfo Group is principally engaged in the provision of enterprise solutions with a focus on self-developed digital image processing management solution for telecommunications services providers and other enterprises in Macau and the PRC. Following the implementation of a reorganization, all assets and liabilities of the Group previously engaged in the provision of enterprise solutions with a focus on the self-developed digital image processing management solution have been injected into the MegaInfo Group or subject to contractual arrangements between the Remaining Group and the MegaInfo Group. The solutions, namely *VodaImage* and *VodaMax*, enable the capture and storage of documents and images in motion under a centralised management

database, allowing efficient retrieval and further processing of information at multiple locations and remote intelligent monitoring and surveillance. This application best suits industries that need to deal with significant volumes of documents and/or images emotion.

The pro forma combined results of the MegaInfo Group for each of the two years ended 30 June 2003, prepared on the basis that the MegaInfo Group structure after the corporate reorganisation in preparation for the Separate Listing was in place throughout the relevant periods under review, are summarised below. The following information is based on the financial information included in the draft accountants' report in the draft MegaInfo Prospectus submitted to the Stock Exchange and may be subject to further adjustments.

	Year ended 30 June	
	2002	**2003**
	HK$'000	*HK$'000*
Turnover	3,209	3,747
(Loss)/profit attributable to shareholders	(210)	779

Based on the above financial information, the MegaInfo Group accounted for approximately 0.53% and 0.96% respectively of the consolidated turnover of the Company for the two years ended 30 June 2003. As the MegaInfo Group was loss making for the year ended 30 June 2002, its first contribution to the Group's profit was in the year ended 30 June 2003, which represented 7.35% of the consolidated profit attributable to the Vodatel Shareholders for the year ended 30 June 2003.

INTENDED USE OF PROCEEDS FROM THE PLACING BY MEGAINFO

The MegaInfo Group intends to use the proceeds from the Placing as follows:

- for (i) the expansion of the R&D team with software development engineers to engage in product enhancement; and (ii) recruiting software engineers to support the nationwide service center in the Guangdong Province, the PRC;

- for the expansion of the R&D team with software development engineers to engage in new product development under the MegaInfo Group's own brand name;

- for (i) the expansion of the marketing team with sales representatives; (ii) participation in major information technology exhibitions; and (iii) marketing and promotion to the telecommunication service providers and enterprises in Macau and the PRC;

- for the setting up of (i) a R&D center and operating entity in the PRC to carry out R&D, distribution and system integration activities in the PRC; (ii) a service center to provide nationwide support services; and (iii) representative offices to expand the MegaInfo Group's geographical presence in the PRC;

- for the application of quality assurance certifications for the MegaInfo Group's products;

- for the development of collaboration arrangements with R&D institutes of universities or software companies in the PRC to engage in R&D of new enterprise solutions;

- for the acquisition of a software company to complement the future growth of the MegaInfo Group through strengthening of R&D capability, market penetration and product offerings; and

- for general working capital of the MegaInfo Group.

INFORMATION ON THE GROUP

The Group is principally engaged in the provision of public and large scale wide area data network solutions in Macau and the PRC, providing integrated services ranging from provision of networking equipment to network planning, design, installation and implementation as well as after-sales maintenance and technical support to public telecommunications service providers. The Group commenced the R&D of enterprise solutions with a focus on self-developed digital image processing management solutions for enterprises in 1999. Owing to the continuous expansion since then, such business division has grown to a stage that is self-sustaining.

After the Separate Listing, save for the businesses carried out by the MegaInfo Group, the Remaining Group will continue to focus on its principal business for the provision of network solutions to telecommunications service providers in the PRC and Macau.

BENEFITS OF THE SEPERATE LISTING

Benefits to both the Group and the MegaInfo Group

The Board believes that there is a need for additional capital for MegaInfo in its future expansion of enterprise solutions business (including the digital image processing management solutions business) and that the respective shareholders of the Company and MegaInfo will benefit from the Separate Listing for the following reasons:

- *Separate and more focused management:* With two completely separate management teams, each of the Remaining Group and the MegaInfo Group can allocate more resources and focus on the future development and business expansion of their respective business areas, and enhance the decision-making process, more responsive to market changes, improve operational efficiency and expedite business development.

- *Continue to share MegaInfo's future growth:* With MegaInfo remaining as a non wholly-owned subsidiary of the Group upon listing of the MegaInfo Shares, it would still allow the Group to share the future growth of MegaInfo.

- *Separate equity markets evaluation:* Given the difference in products and operating characteristics between the Remaining Group and the MegaInfo Group, the Separate Listing will enhance the transparency of the performance of their respective business operations and provide investors with an opportunity to separately evaluate and invest in the two groups. As an independent listed vehicle, the MegaInfo Group will enable investors to have more information and avenues of communication to interact with and evaluate its businesses. The MegaInfo Group will have direct access to capital markets to finance its future development and business expansion. At the same time, the Remaining Group will be able to apply its financial resources to its core business for the provision of network solutions for telecommunications service providers.

- *Independent financing and business plans:* As the Remaining Group and the MegaInfo Group are already operating as different stand-alone businesses, they have separate financing needs and business plans. Flexibility in raising capital is particularly important for technology companies in their growth stage of development. After implementation of the Separate Listing, the Remaining Group and the MegaInfo Group

will be able to pursue their strategic objectives and implement independent financing and business development plans such as mergers, acquisitions and joint ventures according to their separate needs.

Benefits to the MegaInfo Group

- *Enhance company profile and exposure:* The Separate Listing will allow management of MegaInfo to focus primarily on its enterprise solutions business, particularly, the digital image processing management solutions business, and enhance its company profile and exposure in the business development, thus enhancing its competitiveness and acceptance in the market.

- *New group of shareholders:* Subsequent to the Separate Listing, MegaInfo will be able to attract and establish its own shareholder base who will be able to directly benefit from any growth of the MegaInfo Group. The MegaInfo Group will be able to allocate its resources into its own line of business and to better serve its customer base, which involve different marketing, products and technical expertise. The MegaInfo Group will have greater access to capital markets as a separately listed company, with the ability to determine independently its capital structure and raise funds to meet its specific capital requirements.

DESPATCH OF CIRCULAR

The Circular regarding the proposal for the Separate Listing and the Distribution will be despatched to Vodatel Shareholders as soon as practicable.

CLOSURE OF REGISTER OF MEMBERS

Reference is made to the announcement of the Company dated 9 December 2003. The register of members of the Company will be closed on 31 December 2003 to 1 January 2004, both days inclusive, for the purpose of determining the entitlements of the Vodatel Shareholders under the Distribution. No transfer of the Vodatel Shares may be registered during such period. In order to qualify for the Distribution, all transfers must be lodged with the Registrar at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong by no later than 4:00 p.m. on 30 December 2003. The register of members of the Company will be re-opened on 2 January 2004.

EXPECTED TIMETABLE

Last day of dealings in Vodatel Shares cum entitlement to the Distribution	24 December 2003
First day of dealings in Vodatel Shares ex-entitlement to the Distribution	29 December 2003
Latest time for lodging transfers of Vodatel Shares cum entitlement to the Distribution	4:00 p.m. on 30 December 2003
Register of members of the Company closes on	31 December 2003
Record Date for determining the entitlement to the Distribution	31 December 2003
Despatch of the forms of election for exercising the Put Option and the Circular	31 December 2003
Issue of the MegaInfo Prospectus on or about	31 December 2003
Register of members of the Company re-opens on	2 January 2004
Latest time for receipt of the forms of election for exercising the Put Option by the Registrar	4:00 p.m. on 12 January 2004

Announcement of results of the Placing and the election for exercising the Put Option .... 16 January 2004

Certificates for the MegaInfo Shares expected to be despatched on .... 19 January 2004

Cheques for the Cash Payment expected to be despatched on .... 19 January 2004

Dealings in the MegaInfo Shares expected to commence on .... 20 January 2004

LISTING AND DEALINGS

The Vodatel Shares will continue to be listed on the Stock Exchange after the Separate Listing.

Application has been made to the GEM Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the MegaInfo Shares in issue and to be issued. Based on the expected timetable, dealings in MegaInfo Shares are expected to commence on 20 January 2004. The proposed board lot for trading in MegaInfo Shares is 8,000 shares.

Subject to the granting of the listing of, and permission to deal in, the MegaInfo Shares on GEM and the compliance with the stock admission requirements of HKSCC, MegaInfo Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the commencement date of dealings in MegaInfo Shares on GEM or such other date as may be determined by HKSCC. Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

GENERAL INFORMATION

CSC Asia Limited and REXCAPITAL (Hong Kong) Limited have been appointed as the sponsor and co-sponsor respectively in respect of the Separate Listing. Further details of the business and financial information on MegaInfo will be set out in the MegaInfo Prospectus which is expected to be issued on or about 31 December 2003 and will be available to, among others, the Vodatel Shareholders.

Vodatel Shareholders and investors should note that the Separate Listing may or may not proceed in accordance with the terms set out in this announcement, or at all. Further announcement will be made as and when appropriate in respect of any material developments in connection with the Separate Listing and/or any material change in the information contained in this announcement. The Directors emphasise that the specific terms and timing of the Separate Listing may be subject to changes and the approval from the Stock Exchange and such any further conditions that may be imposed by the Stock Exchange, which may or may not be obtained. Vodatel Shareholders and investors are therefore reminded to exercise caution when dealing in the Vodatel Shares.

DEFINITIONS

Terms used in this announcement shall have the following meaning unless the context otherwise requires.

"Board"	the board of Directors
"BVI"	the British Virgin Islands
"Cash Payment"	a cash payment to be paid to (i) the Eligible Vodatel Shareholders who elect to exercise the Put Options; and (ii) Ineligible Vodatel Shareholders in an amount to be determined by reference to the Placing Price and the entitlements of the relevant Ineligible Vodatel Shareholders under the Distribution and to be sold under the Placing (if appropriate)
"CCASS"	the Central Clearing and Settlement System established and operated by HKSCC
"Circular"	the circular of the Company in relation to the Separate Listing and the Distribution
"Companies Act"	the Companies Act 1981 of Bermuda
"Company"	Vodatel Networks Holdings Limited, a company incorporated in Bermuda, whose shares are listed on GEM
"Director(s)"	the director(s) of the Company

"Distribution"	the payment of a special interim dividend by the Company to its shareholders by way of a distribution in specie of an aggregate of 13,375,000 MegaInfo Shares (which is pursuant to the power of the Board under the bye-laws of the Company)
"Distribution Record Date"	31 December 2003, being the record date on which entitlements to the Distribution will be determined
"eForce"	eForce Holdings Limited, a company incorporated in Bermuda on 7 March 1997, whose shares are listed on the Main Board of the Stock Exchange
"Eligible Vodatel Shareholders"	Vodatel Shareholders, except the Ineligible Vodatel Shareholders, including the public and the connected persons of the Company as defined under the GEM Listing Rules
"GEM"	the Growth Enterprise Market of the Stock Exchange
"GEM Listing Committee"	the listing sub-committee of the Council of the Stock Exchange with responsibility for GEM
"GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"HKSCC"	Hong Kong Securities Clearing Company Limited
"Ineligible Vodatel Shareholders"	Vodatel Shareholders whose addresses on the register of members of the Company on the Distribution Record Date will be outside Hong Kong and in relation to whom the applicable laws, rules or regulations require additional registrations or compliance with other procedures before the Distribution may be effected in relation to such Vodatel Shareholders are determined by the Company to be unduly burdensome or onerous on the Company
"Macau"	the Macau Special Administrative Region of the People's Republic of China

"MegaInfo"	MegaInfo Holdings Limited, a company incorporated in Bermuda with limited liability and at present a wholly-owned subsidiary of the Company and 82% and 18% indirectly owned by the Company and eForce respectively immediately following completion of the reorganisation in preparation for the Separate Listing but before the Distribution and the Placing
"MegaInfo Group"	MegaInfo and its subsidiaries, and where the context so requires, in respect of the period before MegaInfo becoming the holding company of its present subsidiaries, such subsidiaries as if they were the subsidiaries of MegaInfo at that time, and in respect of the period before the establishment of all of such subsidiaries, the operating division of the Group which previously carried on the business of providing enterprise solutions and applications with an initial focus on self-developed digital image processing management solutions now carried on by the MegaInfo Group
"MegaInfo Prospectus"	a prospectus to be issued by MegaInfo on or about 31 December 2003 in connection with the Placing
"MegaInfo Shares"	the ordinary shares of nominal value HK$0.01 each in the capital of MegaInfo
"Placing"	the conditional placing of the MegaInfo Shares for cash at the Placing Price, details of which will be set out in the MegaInfo Prospectus
"Placing Price"	the price per MegaInfo Share to be sold/issued pursuant to the Placing and which is to be determined by MegaInfo (for itself and on behalf of Eligible Vodatel Shareholders who exercise the Put Option and Ineligible Vodatel Shareholders) and the Sponsors (for themselves and on behalf of the underwriters of the Placing)
"PRC"	the People's Republic of China, but for the purposes of this announcement and for geographical reference only, excludes Taiwan, Macau and Hong Kong

"Put Option"	an option to be granted to and exercisable by each of the Eligible Vodatel Shareholders to sell pursuant to the Placing, for the Cash Payment, the whole (but not part) of (in the case of HKSCC Nominees Limited, the whole or part of) the MegaInfo Shares under the Distribution to be transferred to him/her pursuant to the Distribution on and subject to the terms and conditions in the Circular and in the forms of election for exercising the Put Option
"R&D"	research & development
"Registrar"	Abacus Share Registrars Limited
"Remaining Group"	the Group other than the MegaInfo Group
"Separate Listing"	the proposed separate listing of the MegaInfo Shares on GEM in connection with the proposed spin-off of the MegaInfo Group from the Group
"Sponsors"	CSC Asia Limited, being the sponsor in respect of the Separate Listing, and REXCAPITAL (Hong Kong) Limited, being the co-sponsor in respect of the Separate Listing, both of them are deemed licensed corporations under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Vodatel Share(s)"	ordinary share(s) of nominal value of HK$0.10 each in the share capital of the Company
"Vodatel Shareholder(s)"	registered holder(s) of Vodatel Shares
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"%"	per cent.

By order of the Board
José Manuel dos Santos
Chairman

Hong Kong, 19 December 2003

This announcement for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to the Company. The directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief:

1. *the information contained in this announcement is accurate and complete in all material respects and not misleading;*

2. *there are no other matters the omission of which would make any statement in this announcement misleading; and*

3. *all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.*

This announcement will remain on the GEM website at www.hkgem.com on the "Latest Company Announcements" page for at least 7 days from the day of its posting and on the Company's website at www.vodatelsys.com.

* *For identification purpose only*

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

(在百慕達註冊成立的有限公司)

MEGAINFO HOLDINGS LIMITED
在香港聯合交易所有限公司
創業板
獨立上市的建議，
當中涉及向愛達利網絡控股有限公司*的股東分派
MEGAINFO HOLDINGS LIMITED的股份

繼本公司於二〇〇三年一月三十日、二〇〇三年七月二十九日、二〇〇三年七月三十一日、二〇〇三年八月四日、二〇〇三年八月八日及二〇〇三年十二月九日刊登的公佈後，董事會謹此宣佈，於二〇〇三年十二月十九日舉行的董事會會議上，董事會批准，待獨立上市成為無條件後，(i)分拆萬佳訊；及(ii)以實物分派合共13,375,000股萬佳訊股份的方式，支付特別中期股息，作為分拆萬佳訊建議的一部分。一份載有獨立上市的建議，將盡快寄發予愛達利股東。該建議當中涉及向愛達利股東分派萬佳訊股份。

愛達利股東及投資者務請注意，獨立上市不一定會根據本公佈所載的條款進行，或甚至不一定會進行。本公司將於適當時候就獨立上市的任何重大發展及／或本公佈所載資料的任何重大變動作進一步公佈。董事特別指出，獨立上市的確實條款及時間可能須作改動，並且須待取得聯交所的批准及達成聯交所可能施加的其他條件後，始可作實，而本公司不一定會取得有關批准。因此，愛達利股東及投資者於買賣愛達利股份時，務須謹慎行事。

緒言

茲提述本公司於二○○三年一月三十日、二○○三年七月二十九日、二○○三年七月三十一日、二○○三年八月四日、二○○三年八月八日及二○○三年十二月九日刊登的公佈，關於其就獨立上市作出的建議，當中涉及向愛達利股東分派萬佳訊股份。董事會謹此宣佈，於二○○三年十二月十九日舉行的董事會會議上，董事會批准，待獨立上市成為無條件後，(i)分拆萬佳訊；及(ii)以實物分派合共13,375,000股萬佳訊股份的方式，支付特別中期股息，作為分拆萬佳訊建議的一部分。

獨立上市建議

根據建議進行的交易，萬佳訊將成為本集團目前從事提供企業解決方案業務的控股公司，而該等解決方案的焦點在於自行開發的數碼影像處理管理解決方案。由於本集團的企業解決方案業務可與本集團的其他業務分開及獨立經營，故此董事認為，從整個集團的角度出發，將其於該等業務中的權益分拆出來，在商業上是可行及在財務方面可獲益，且如可能的話，更尋求在創業板獨立上市。群益亞洲有限公司及御泰融資(香港)有限公司已分別獲委任為獨立上市的保薦人及聯席保薦人。

獨立上市的架構

獨立上市的確實架構(經落實後)可能牽涉到：

- 以特別中期股息的方式，向於分派記錄日期名列本公司股東名冊的愛達利股東分派萬佳訊股份。該中期股息將按該等股東於當日的股權比例，向他們實物分派合共13,375,000股萬佳訊股份的方式悉數支付，即於分派記錄日期每持有50股已發行愛達利股份獲派一股萬佳訊股份，惟零碎配額將不予受理，亦將不會配發及發行；及

- 就不合資格愛達利股東(如有)而言，該等股東原本有權收取的萬佳訊股份(按合資格愛達利股東的相同基準)將不會轉讓予他們，並將由本公司保留，根據配售提呈發售。發售該等萬佳訊股份的所得款項淨額，將用以為不合資格愛達利股東於分派記錄日期在本公司的各自股權而向他們支付的現金提供資金；及

- 以配售方式發行新萬佳訊股份，讓萬佳訊可為業務進一步發展籌集額外資本。

現建議於實行獨立上市後，萬佳訊將成為本公司的非全資附屬公司。作為獨立上市的一部分，以及按創業板上市規則的規定，本公司將承諾，由獨立上市後十二個月期間內，不會出售其於萬佳訊的權益。

認沽權

為使每名合資格愛達利股東有權選擇是否根據分派保留其將獲轉讓的萬佳訊股份，建議給予每名合資格愛達利股東認沽權。根據認沽權，本公司將向合資格愛達利股東(他們可能不欲持有萬佳訊股份)提供現金選擇方案。凡選擇現金方案的合資格愛達利股東及不合資格愛達利股東，將不會根據分派而獲轉讓任何萬佳訊股份。該等股東原有權收取的萬佳訊股份，將根據配售提呈發售。進一步詳情將載於通函中。選擇表格將盡快連同通函，寄發予合資格愛達利股東，賦予他們權利，根據選擇表格所載的條款及條件，行使認沽權。

零碎配額安排

根據分派，愛達利股東於分派記錄日期持有的每50股愛達利股份，將可收取一股萬佳訊股份，惟零碎配額將不予受理，亦將不可轉讓。因此，不選擇現金選擇方案及欲保留萬佳訊股份的愛達利股東，將可持有不足一手的萬佳訊股份。為方便買賣不足一手的萬佳訊股份，本公司將委任一名代理，為該等愛達利股東提供「配對服務」。進一步詳情將載於通函中。

配售價

每股萬佳訊股份的配售價格，將受到董事預期在接近刊發有關配售的萬佳訊招股章程時間所簽署的包銷協議條款規限。現時預期配售價將為每股萬佳訊股份0.25港元(須待落實)及萬佳訊招股章程將於二○○三年十二月三十一日或前後刊發。

有關萬佳訊的資料

萬佳訊是在二○○三年一月二十二日，於百慕達註冊成立為一家獲豁免有限公司。於一九九八年，萬佳訊集團的業務起源於本集團，而萬佳訊集團現時已是完全獨立於本集團的一個經營單位。萬佳訊集團主要從事向澳門及中國大陸的電訊服務供應商及其他企業提供企業解決方案，焦點在於自行開發的數碼影像處理管理解決方案。實行重組後，本集團之前從事提供企業解決方案的一切資產及負債，已注入萬佳訊集團，或受到餘下集團與萬佳訊集團之間的合約安排所規限。該等企業解決

方案的焦點在於自行開發的數碼影像處理管理解決方案。該等解決方案分別為*VodaImage*及*VodaMax*，能夠在中央管理數據庫中，攝取及儲存文件及動態影像，使能夠在多個位置有效地找查到，並進一步處理資訊，以及進行遙距智能監控及監視。這應用軟件最適合需要處理大量文件及／或影像的行業。

萬佳訊集團截至二○○三年六月三十日止兩個年度各年的備考合併業績概述如下，按照萬佳訊集團為籌備獨立上市進行的公司重組後的萬佳訊集團架構於整個有關的回顧期間一直存在的基準而編製。下列資料根據提交予聯交所的萬佳訊招股章程草稿內的會計師報告草稿所載的財務資料，並可能須作進一步調整。

	截至六月三十日止年度	
	二○○二年	二○○三年
	千港元	千港元
營業額	3,209	3,747
股東應佔(虧損)／溢利	(210)	779

根據上列的財務資料顯示，截至二○○三年六月三十日止兩個年度，萬佳訊集團分別佔本公司的綜合營業額約0.53%及0.96%。由於萬佳訊集團在截至二○○二年六月三十日止年度出現虧損，故於截至二○○三年六月三十日止年度才首次為本集團的溢利帶來貢獻，相當於截至二○○三年六月三十日止年度的綜合愛達利股東應佔溢利7.35%。

萬佳訊對配售所得款項的計劃用途

萬佳訊集團計劃將配售的所得款項用於下列用途：

- 用於(i)擴充研發小組，增聘負責改良產品的軟件開發工程師；及(ii)招聘軟件工程師以支援中國廣東省的全國服務中心；

- 用於擴充研發小組，增聘負責以萬佳訊集團本身的品牌開發新產品的軟件開發工程師；

- 用於(i)增聘營業代表，擴充市場推廣隊伍；(ii)參與大型資訊科技展覽；以及(iii)向澳門及中國大陸電訊服務供應商及企業進行市場推廣及宣傳；

- 用於(i)在中國大陸設立研發中心及經營實體，以於中國大陸進行研發、分銷及系統綜合活動；(ii)設立服務中心以提供全國支援服務；以及(iii)設立代辦處，以擴展萬佳訊集團於中國大陸的市場佔有率；

- 用於為萬佳訊集團的產品申請品質確認證書；

- 用於與中國大陸大學的研究院或軟件公司發展合作安排，以從事研發新企業解決方案；

- 用於收購軟件公司，以透過提高研發能力、市場滲透率及產品種類來輔助萬佳訊集團的未來增長；及

- 用作萬佳訊集團的一般營運資金。

有關本集團的資料

本集團主要從事在澳門及中國大陸提供公眾及大型廣域網絡數據解決方案、向公眾電訊服務供應商提供整合服務，範圍包括提供網絡設備以至網絡計劃、設計、安裝及執行，以及售後保養及技術支援。本集團於一九九九年開始企業解決方案的研發，焦點在於自行開發的數碼影像處理管理解決方案。由於自此不斷擴展，該業務已發展到足以獨立經營的階段。

獨立上市後，除萬佳訊集團進行的業務外，餘下集團將繼續致力從事其主要業務，即向中國大陸及澳門的電訊服務供應商提供網絡解決方案。

獨立上市的利益

本集團及萬佳訊集團同時享有的利益

董事會相信，萬佳訊日後在拓展企業解決方案業務(包括數碼影像處理管理解決方案業務)上，需要額外資金，加上本公司及萬佳訊各自的股東，將因下列原因，在獨立上市中受惠：

- *分開及更專注地管理業務*：由於設有兩個完全獨立的管理隊伍，故餘下集團及萬佳訊集團可各自分配更多資源，專注於彼等各自業務的未來發展及拓展業務上，並改善決策過程、縮短對市場轉變作出回應的時間、提高經營效率，以及加快業務發展。

- *繼續在萬佳訊未來增長上分一杯羹*：由於在萬佳訊股份上市後，萬佳訊仍是本集團的非全資附屬公司，故本集團仍可在萬佳訊的未來增長上分一杯羹。

- *獨立股本市場評估*：鑑於餘下集團與萬佳訊集團的產品及經營特色不同，獨立上市將增加彼等各自業務經營表現的透明度，以及使投資者有機會分開評估及投資於這兩個集團。作為一家獨立上市公司，萬佳訊集團可讓投資者獲取更多資訊，以及有更多通訊渠道來達到互動及評估其業務。萬佳訊集團將直接於資本市場集資，為其未來發展及拓展業務取得資金。同時，餘下集團將能夠動用其財務資源於向電訊服務供應商提供網絡解決方案的核心業務上。

- *獨立融資及業務計劃*：由於餘下集團及萬佳訊集團已以不同獨立企業的方式經營業務，故彼等各自有不同財務需要及業務規劃。籌集資金的靈活性，對於尚在發展階段的科技公司尤其重要。進行獨立上市後，餘下集團及萬佳訊集團將得以按彼等各自的需要，尋求彼等的策略目標，以及實行獨立融資及業務發展規劃(如合併、收購及合營企業)。

萬佳訊集團享有的利益

- *改善公司形象及接觸更多商機*：獨立上市可讓萬佳訊的管理層專注於其企業解決方案業務，特別是數碼影像處理管理解決方案業務，並改善公司形象及有更多機會發展業務，從而加強其在市場上的競爭力及認受性。

- *一群新股東*：於獨立上市後，萬佳訊將能夠吸引及建立本身的股東基礎。有關股東可因萬佳訊集團的任何增長而直接受惠。萬佳訊集團將可分配其資源到本身的業務系列上，為其客戶提供更佳服務，當中涉及不同的市場推廣、產品及技術專業知識。萬佳訊集團將以一家獨立上市公司的身份，於資本市場獲得更多機會，從而能夠自行決定其資本架構，並籌集資金來應付其特定的資本需求。

寄發通函

載有獨立上市及分派建議的通函，將盡快寄予愛達利股東。

暫停辦理股份過戶登記手續

茲提述本公司於二〇〇三年十二月九日刊登的公佈。為釐定愛達利股東在分派下的權利，本公司將由二〇〇三年十二月三十一日至二〇〇四年一月一日(包括首尾兩日)止，暫停辦理股份過戶登記手續。於該段期間內，將不會辦理任何愛達利股份的過戶登記手續。所有過戶文件，最遲必須於二〇〇三年十二月三十日下午四時正前交回股份過戶登記處，地址為香港灣仔告士打道五十六號東亞銀行港灣中心地下，以符合分派的資格。本公司將於二〇〇四年一月二日恢復辦理股份過戶登記手續。

預期時間表

買賣附有分派權利的愛達利股份的最後日期	二〇〇三年十二月二十四日
買賣不附有分派權利的愛達利股份的首日	二〇〇三年十二月二十九日
交回愛達利股份過戶文件以便享有分派權利的最後期限	二〇〇三年十二月三十日下午四時正
暫停辦理本公司股份過戶登記手續	二〇〇三年十二月三十一日
釐定享有分派權利的記錄日期	二〇〇三年十二月三十一日
寄發行使認沽權的選擇表格及通函	二〇〇三年十二月三十一日
萬佳訊寄發招股章程	二〇〇三年十二月三十一日或前後
恢復辦理本公司股份過戶登記手續	二〇〇四年一月二日
股份過戶登記處收取行使認沽權選擇表格的最後期限	二〇〇四年一月十二日下午四時正
公佈配售及選擇行使認沽權的結果	二〇〇四年一月十六日
預期寄發萬佳訊股份股票的日期	二〇〇四年一月十九日
預期寄發現金繳款的支票日期	二〇〇四年一月十九日
預期萬佳訊股份開始買賣日期	二〇〇四年一月二十日

上市及買賣

於獨立上市後，愛達利股份將繼續在聯交所上市。

本公司已向聯交所創業板上市委員會申請批准已發行及將予發行的萬佳訊股份上市及買賣。按照預期時間表，萬佳訊股份預期於二○○四年一月二十日開始買賣。萬佳訊股份的建議每手買賣單位為8,000股股份。

待萬佳訊股份獲批准在創業板上市及買賣，並符合香港結算的股份納入規定後，萬佳訊股份將由萬佳訊股份開始在創業板買賣日期或香港結算可能決定的其他日期起獲香港結算接納為合資格證券，可存入中央結算系統內、結算及交收。聯交所參與者之間於任何交易日進行的交易的交收，須於交易後第二個交易日在中央結算系統內進行。所有於中央結算系統內的活動均依據其當時有效的中央結算系統一般規則及中央結算系統運作程序規則進行。

一般資料

群益亞洲有限公司及御泰融資(香港)有限公司已分別獲委任為獨立上市的保薦人及聯席保薦人。有關萬佳訊業務及財務資料的進一步詳情將載於萬佳訊招股章程中，該招股章程預期將於二○○三年十二月三十一日或前後刊發，並可供(其中包括)愛達利股東索閱。

愛達利股東及投資者務請注意，獨立上市不一定會根據本公佈所載的條款進行，或甚至不一定會進行。本公司將於適當時候就獨立上市的任何重大發展及／或本公佈所載資料的任何重大變動作進一步公佈。董事特別指出，獨立上市的確實條款及時間可能須作改動，並且須待取得聯交所的批准及達成聯交所可能施加的任何其他條件後，始可作實，而本公司不一定會取得有關批准。因此，愛達利股東及投資者於買賣愛達利股份時，務須謹慎行事。

釋義

除文義另有所指外，本公佈所用詞彙具以下涵義：

「現金繳款」	指	將向(i)選擇行使認沽權的合資格愛達利股東；以及(ii)不合資格愛達利股東支付的現金付款，款額將參考配售價、有關不合資格愛達利股東在分派下的權利，及根據配售將出售的權利(如適用)而釐定
「中央結算系統」	指	由香港結算設立及管理的中央結算及交收系統
「通函」	指	本公司就獨立上市及分派而刊發的通函
「公司法」	指	百慕達一九八一年公司法
「本公司」	指	愛達利網絡控股有限公司*，在百慕達註冊成立的公司，其股份在創業板上市
「董事」	指	本公司董事
「分派」	指	根據本公司的公司細則董事會獲授的權力，本公司以實物分派合共13,375,000股萬佳訊股份的方式，向股東支付特別中期股息
「分派記錄日期」	指	二○○三年十二月三十一日，即將予釐定享有分派權利的記錄日期
「意科」	指	意科控股有限公司，於一九九七年三月七日在百慕達註冊成立的公司，其股份在聯交所主板上市
「合資格愛達利股東」	指	愛達利股東，不包括不合資格愛達利股東 ，但包括公眾人士及本公司的關連人士(定義見創業板上市規則)
「創業板」	指	聯交所創業板
「創業板上市委員會」	指	聯交所理事會轄下負責創業板的上市小組委員會
「創業板上市規則」	指	創業板證券上市規則
「本集團」	指	本公司及其附屬公司

「香港」	指	中華人民共和國香港特別行政區
「香港結算」	指	香港中央結算有限公司
「不合資格愛達利股東」	指	於分派記錄日期，在本公司股東名冊所示的地址為香港以外地區的愛達利股東，在對該等愛達利股東作出的分派生效前，須就適用法例、規則或規例進行其他登記或須遵守其他程序，而本公司認為會對本公司造成不必要的繁瑣或沉重工作
「澳門」	指	中華人民共和國澳門特別行政區
「萬佳訊」	指	MegaInfo Holdings Limited，一家於百慕達註冊成立的有限公司，現為本公司的全資附屬公司。於緊隨重組(為籌備獨立上市而進行)完成後，但於分派及配售前，本公司及意科分別間接擁有82%及18%權益
「萬佳訊集團」	指	萬佳訊及其附屬公司，如文義所需，則指就萬佳訊成為現時附屬公司的控股公司前的期間而言，猶如該等附屬公司當時已成為萬佳訊的附屬公司，以及就成立所有該等附屬公司前的期間而言，指之前負責提供企業解決方案及應用的業務(現由萬佳訊集團負責)的本集團營運部門，而該等解決方案及應用的初步焦點在於自行開發數碼影象處理管理解決方案
「萬佳訊招股章程」	指	萬佳訊於二○○三年十二月三十一日或前後刊發有關配售的招股章程
「萬佳訊股份」	指	萬佳訊股本中每股面值0.01港元的普通股
「配售」	指	按配售價有條件配售萬佳訊股份，以換取現金，其詳情將載於萬佳訊招股章程內
「配售價」	指	根據配售將予出售／發行的每股萬佳訊股份的價格，該價格有待萬佳訊(為其本身及代表行使認沽權的合資格愛達利股東及不合資格愛達利股東)及保薦人(為其本身及代表配售的包銷商)釐定

「中國大陸」	指	中華人民共和國，但就本公佈及指地區而言，不包括台灣、澳門及香港
「認沽權」	指	根據分派及按照本公佈及將連同通函寄發行使認沽權的選擇表格所述的條款及條件，將授予及可由每名合資格愛達利股東行使的認沽權，可根據配售，出售根據分派轉讓予合資格愛達利股東的全部（但非部分）萬佳訊股份（倘為香港中央結算（代理人）有限公司，則指全部或部分），以換取現金繳款
「研發」	指	研究及發展
「股份過戶登記處」	指	雅柏勤證券登記有限公司
「餘下集團」	指	本集團，萬佳訊集團除外
「獨立上市」	指	就建議將萬佳訊集團從本集團分拆出來而言，建議萬佳訊股份在創業板獨立上市
「保薦人」	指	群益亞洲有限公司（獨立上市的保薦人）及御泰融資（香港）有限公司（獨立上市的聯席保薦人）。根據香港法例第571章證券及期貨條例，彼等均被視為持牌法團
「聯交所」	指	香港聯合交易所有限公司
「愛達利股份」	指	本公司股本中每股面值0.10港元的普通股
「愛達利股東」	指	愛達利股份的登記持有人
「港元」	指	香港法定貨幣港元
「%」	指	百分比

承董事會命
主席
José Manuel dos Santos

香港，二〇〇三年十二月十九日

本公佈(本公司的董事願共同及個別對此負全責)乃遵照香港聯合交易所有限公司《創業板證券上市規則》的規定而提供有關本公司的資料。各董事經作出一切合理查詢後，確認就彼等所深知及確信：

1. 本公佈所載資料在各重大方面均屬準確及完整，且無誤導成分；

2. 並無遺漏任何其他事實致使本公佈所載任何聲明產生誤導；及

3. 本公佈內表達的一切意見乃經審慎周詳考慮後方作出，並以公平合理的基準及假設為依據。

本公佈將由刊發日期起最少一連七天在創業板網站www.hkgem.com的「最新公司公告」及本公司網站www.vodatelsys.com刊載。

* 僅供識別

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of Vodatel Networks Holdings Limited collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to Vodatel Networks Holdings Limited. The directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(incorporated in Bermuda with limited liability)

NOTICE OF BOARD OF DIRECTORS' MEETING AND NOTICE OF CLOSURE OF REGISTER OF MEMBERS

The board of directors (the "Board") of Vodatel Networks Holdings Limited (the "Company") hereby announces that a meeting of the Board will be held at No. 74 da Rua da Felicidade, Edf. Vodatel, Taipa, Macau on 19th December 2003 at 4:00 p.m. for the following purposes:

1. To consider the spin-off of MegaInfo Holdings Limited ("MegaInfo"), initial details of which are set out in the Company's announcement dated 30th January 2003;

2. To consider the payment of a dividend as part of the proposal for the spin-off of MegaInfo, if any; and

3. To transact any other business.

In consideration of the possible dividend payment to the shareholders of the Company as referred to above, the directors of the Company announce that the register of members of the Company will be closed on Wednesday, 31st December 2003 and no transfer of shares may be registered during that day. The register of members of the Company will be re-opened on Friday, 2nd January 2004.

In order to qualify for the possible dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's branch share registrar in Hong Kong, Abacus Share Registrars Limited, G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not later than 4:00 pm on 30th December 2003.

Further announcement will be made regarding the proposal for the spin-off of MegaInfo and the possible dividend payment as and when appropriate.

By order of the Board
Vodatel Networks Holdings Limited
José Manuel dos Santos
Chairman

Hong Kong, 9th December 2003

This announcement will remain on the GEM Web Site on the "Latest Company Announcement" page for at least 7 days from the date of its positing and on the Company's website at www.vodatelsys.com.

* *For identification purpose only*

本公佈乃根據香港聯合交易所有限公司《創業板證券上市規則》之規定提供有關愛達利網絡控股有限公司之資料。愛達利網絡控股有限公司各董事個別及共同對本公佈承擔全部責任。各董事於作出一切合理諮詢後確認，就彼等所知及所信：(1)本公佈所載之資料在各重大方面均屬真確及完整，且無誤導；(2)本公佈並無遺漏任何其他事項，致使本公佈之內容有所誤導；而(3)本公佈所表達之意見已經審慎周詳考慮，並按公平合理之基準及假設而作出。

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(在百慕達註冊成立的有限公司)

董事會會議公告及
暫停辦理股份過戶登記手續公告

愛達利網絡控股有限公司(「本公司」)董事會(「董事會」)謹此公佈，董事會將於二零零三年十二月十九日下午四時正，假座澳門氹仔永福街74號愛達利大廈舉行會議，以處理下列事項：

1. 考慮分拆MegaInfo Holdings Limited(「MegaInfo」)，其初步詳情載於本公司於二零零三年一月三十日之公布；

2. 考慮支付股息(如有)，作為分拆MegaInfo建議的一部份；及

3. 處理任何其他事項。

由於按上文所述可能支付股息予本公司股東，本公司董事會謹此宣佈，本公司將會於二零零三年十二月三十一日星期三暫停辦理股份過戶登記手續，於該日將不會辦理任何股份過戶登記手續。本公司將於二零零四年一月二日星期五重新辦理股份過戶登記手續。

為合資格獲派可能支付的股息，所有過戶文件連同有關股票最遲須於二零零三年十二月三十日下午四時正前，交回本公司於香港的股份過戶登記分處雅柏勤證券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

本公司將於適當時候就有關分拆MegaInfo的建議及可能支付的股息另行發表公布。

承董事會命
愛達利網絡控股有限公司
主席
José Manuel dos Santos

香港，二零零三年十二月九日

本公佈將由刊登日期起最少一連七日在創業板網站「最新公司公告」及本公司網站www.vodatelsys.com刊登。

* 僅供識別